UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 15, 2016

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-210564) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities

Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No: ☒

Enclosures:	Unaudited condensed financial statements as of June 30, 2016 and for each of the six month periods ended June 30, 2016 and 2015, prepared in accordance with IFRS, and related management’s discussion.

1

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN. ZAE000043485 – JSE share code: ANG

CUSIP: 035128206 – NYSE share code: AU

(“AngloGold Ashanti” or the “Company”)

Report

for the six months ended 30 June 2016

❖	Profit before taxation of $112m and Adjusted EBITDA of $781m
❖	Borrowings reduced 29% year-on-year to $2,654bn and net debt at 30 June 2016 was $2.098bn, reflecting a Net Debt to Adjusted EBITDA ratio of 1.44 times
❖	Gold production of 1.745Moz

		Six months ended Jun 2016	Six months ended Jun 2015	Year ended Dec 2015
			US dollar / Imperial
Operating review
Gold
Produced from continuing operations	- oz (000)	1,745	1,878	3,830
Produced from discontinued operations	- oz (000)	-	98	117
Produced continuing and discontinued operations	- oz (000)	1,745	1,976	3,947
Sold from continuing operations	- oz (000)	1,747	1,903	3,850
Sold from discontinued operations	- oz (000)	-	94	115
Sold continuing and discontinued operations	- oz (000)	1,747	1,997	3,965

Continuing operations
Financial review
Gold income	- $m	1,960	2,046	4,015
Cost of sales	- $m	1,501	1,652	3,294
Net cash operating costs	- $m	1,112	1,246	2,493
Gross profit	- $m	429	391	714

Price received *	- $/oz	1,222	1,204	1,158
All-in sustaining costs (AISC) *	- $/oz	911	924	910
All-in costs *	- $/oz	982	1,010	1,001
Total cash costs *	- $/oz	706	726	712

Continuing and discontinued operations
Profit (loss) attributable to equity shareholders	- $m	52	(143)	(85)
	- cents/share	13	(35)	(20)
Headline earnings (loss)	- $m	93	(128)	(73)
	- cents/share	23	(31)	(18)
Net cash flow from operating activities	- $m	476	513	1,139
Total borrowings	- $m	2,654	3,730	2,737
Net debt *	- $m	2,098	3,076	2,190
Capital expenditure	- $m	318	426	857

Notes:	*	Refer to “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published : 15 August 2016

Half year 1 2016

2

Operations at a glance

for the six months ended 30 June 2016

	Production		Cost of sales		All-in sustaining costs[1]		Total cash costs [2]		Gross profit (loss)
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]

SOUTH AFRICA	486	(3)	(480)	(14)	958	(13)	809	(10)	70	43
Vaal River Operations	173	(9)	(184)	(13)	1,006	(5)	843	(2)	28	10
Kopanang	47	(24)	(66)	(15)	1,337	11	1,154	16	(9)	(6)
Moab	126	(2)	(118)	(12)	883	(11)	728	(9)	36	15
West Wits Operations	214	3	(214)	(13)	963	(16)	786	(14)	51	47
Mponeng	129	25	(119)	(6)	893	(28)	692	(25)	41	43
TauTona	85	(18)	(95)	(20)	1,070	1	930	3	9	2
Total Surface Operations	93	(4)	(82)	(19)	841	(18)	797	(14)	(8)	(12)
Other	5	(17)	-	-	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	1,259	(9)							370	(69)
CONTINENTAL AFRICA	620	(14)	(614)	(10)	848	5	690	2	178	(61)
DRC
Kibali - Attr. 45% [4]	114	(23)	(136)	10	900	47	802	36	5	(50)
Ghana
Iduapriem	99	13	(106)	(2)	962	(12)	931	(10)	18	17
Obuasi	3	(90)	(2)	(94)	1,043	(14)	79	(90)	-	(3)
Guinea
Siguiri - Attr. 85%	126	(5)	(105)	(19)	831	(13)	706	(16)	55	20
Mali
Morila - Attr. 40% [4]	13	(63)	(15)	(44)	1,079	53	965	70	-	(14)
Sadiola - Attr. 41% [4]	36	-	(35)	-	870	3	826	(2)	9	-
Tanzania
Geita	229	(8)	(196)	(2)	765	8	496	2	82	(34)
Non-controlling interests, exploration and other			(20)						10	5

AUSTRALASIA	251	(11)	(253)	(3)	1,018	16	806	15	56	(27)
Australia
Sunrise Dam	113	(2)	(112)	(10)	1,010	(8)	858	(10)	27	13
Tropicana - Attr. 70%	137	(18)	(132)	4	937	43	704	48	39	(40)
Exploration and other			(10)						(10)	1

AMERICAS	388	3	(341)	-	816	(4)	549	(13)	136	18
Argentina
Cerro Vanguardia - Attr. 92.50%	136	1	(105)	(1)	720	(21)	543	(15)	53	10
Brazil
AngloGold Ashanti Mineração	188	4	(162)	2	831	9	531	(11)	66	1
Serra Grande	64	5	(63)	(7)	942	(3)	584	(18)	15	8
Non-controlling interests, exploration and other			(11)	22					2	(1)
Continuing operations	1,745	(7)			911	(1)	706	(3)

Discontinued operations
Cripple Creek & Victor	-	(100)

OTHER			1	(67)					1	(1)
Total	1,745	(12)	(1,687)	(8)					441	(28)

Equity accounted investments included above			186	(1)					(12)	66
AngloGold Ashanti			(1,501)	(9)					429	38

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance June 2016 six months on June 2015 six months - increase (decrease).

4 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

3

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

AngloGold Ashanti delivered a solid operating and financial performance for the first half of 2016, continuing to execute on its strategy to improve cash flows and returns on a sustainable basis and to develop optionality within the business. The results show improved earnings given strong ongoing focus on cost and capital discipline, and the rising gold price.

“We will continue to push hard to improve operational and cost performance, as well as our overall balance sheet flexibility, regardless of the gold price environment,” Chief Executive Officer Srinivasan Venkatakrishnan said. “Our focus remains to improve margins and grow cash flow and returns on a sustainable basis.”

Production was 1.745Moz at a cost of sales of $1,501m and a total cash cost of $706/oz, for the six months ended 30 June 2016, compared to 1.878Moz at a cost of sales of $1,652m and a total cash cost of $726/oz in the first six months of 2015, from continuing operations The decrease in production from continuing operations was led by weaker production from Kibali and a planned decrease in head grades at Tropicana, as noted earlier in the year. AISC improved by $13/oz over the first half of last year, decreasing from $924/oz to $911/oz. The improvement in AISC reflects continued cost discipline throughout the group, weaker currencies and lower capital expenditure. Our portfolio of assets continued to deliver strong and consistent performance as a whole.

Gold income decreased by $86m from $2,046m in the six months ended 30 June 2015 to $1,960m in the corresponding period of 2016, representing a 4% decrease year-on-year. The decrease was due to a 250,000oz, or 13% decrease in gold sold from 1.997Moz for the six months ended 30 June 2015 to 1.747Moz for the same period in 2016 mainly as a result of the sale of Cripple Creek & Victor in the USA which was completed on 3 August 2015 and a decrease in production in South Africa, Continental Africa and Australia. The decrease in gold income was partially offset by an $18/oz, or 1% increase in the gold price received from $1,204/oz for the six months ended 30 June 2015 to $1,222/oz for the corresponding period in 2016.

Cost of sales decreased by $151m, or 9%, from $1,652 in the six months ended 30 June 2015 to $1,501m in the six months ended 30 June 2016. The decrease was due mainly to a $125m decrease in cash operating costs. Included in cost of sales is amortisation of tangible and intangible assets, changes in gold inventory and rehabilitation costs, which all together decreased from $399m in the six months ended 30 June 2015 to $384m in the same period of 2016. Amortisation decreased by $8m mainly at the South African operations due to lower amortisation of our SAP enterprise resource planning system. Rehabilitation costs increased by $19m, mainly in Brazil and Argentina, from $9m in the six months ended 30 June 2015 to $28m in the six months ended 30 June 2016. The increase in rehabilitation costs was mainly a result of change to cash flows, escalation rates and discount rates at AngloGold Ashanti Mineração ($9m), Serra Grande ($3m) and Cerro Vanguardia ($4m). Gold inventory decreased by $7m in the six months ended 30 June 2016 compared to an increase of $19m in the corresponding period in 2015. The decrease in the six months ended 30 June 2016 was due to the timing of gold shipments mainly at Geita in Tanzania.

Net cash operating costs decreased by $134m from $1,246m in the six months ended 30 June 2015 to $1,112m in the corresponding period of 2016, representing a 11% decrease. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and service related costs as well as the weakening of some local currencies against the US dollar. Net cash operating costs in all business segments are largely incurred in local currency where the relevant operation is located. US-dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentina Peso. During the six months ended 30 June 2016, compared to the same period in 2015, all local currencies depreciated against the US dollar. The South African Rand depreciated by 29%, the Argentina Peso by 63%, the Australian Dollar by 6% and the Brazilian Real by 25%.

Net profit attributable to equity shareholders, from continuing operations, increased by $75m, from a loss of $23m in the six months ended 30 June 2015 to a profit of $52m in the six months ended 30 June 2016. The increase was mainly due to the $151m decrease in cost of sales. The increase was partially offset by the $86m decrease in gold income.

Cash inflow from operating activities decreased by $37m, or 7%, from $513m in the six months ended 30 June 2015 to $476m in the six months ended 30 June 2016, reflecting a 7% drop in production from continuing operations and negative working capital movements, which included timing of gold shipments from Argentina, and movements in VAT receivables in South Africa.

During the six months ended 30 June 2016, AngloGold Ashanti settled foreign denominated debt resulting in a recycling of historic foreign exchange losses of $60m from the Foreign Currency Translation Reserve to the Income Statement. This was added back for headline earnings. In addition, the effective tax rate reduced from 113% to 46% as the tax charges decreased from $115m in the six months ended 30 June 2015 to $51m in the six months ended 30 June 2016. This was largely due to the currency impact on the translation of the deferred tax balance in South America.

Profit before taxation increased by $10m, from $102m in the six months ended 30 June 2015 to $112m in the six months ended 30 June 2016. Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) decreased by $12m, or 2% from $793m in the six month period ended 30 June 2015 to $781m in the six months ended 30 June 2016. The lower production year-on- year was largely offset by cost improvements over the same period. The ratio of net debt to adjusted EBITDA at the end of June 2016 was 1.44 times, compared with the 1.47 times recorded at the end March 2016, and 1.95 times at the end of June 2015, highlighting the success of AngloGold Ashanti’s continued efforts to deleverage and sustain improvements in cash flow.

Total borrowings fell 29% to $2.654bn as at 30 June 2016, from $3.730bn as at 30 June 2015. Net debt fell by 32% to $2.098bn, from $3.076bn at the end of June 2015, mainly as a result of the proceeds received on the sale of Cripple Creek & Victor (CC&V) for $819m which was concluded last year, as well as continued strong cost management, which saw improvements across most cost areas. As at 30 June 2016, cash and cash equivalents amounted to $470m compared to $459m, a year earlier.

The balance sheet remains robust, with strong liquidity comprising $1.0bn available on the US dollar revolving credit facility (RCF) at the end of June 2016, A$190m undrawn on the A$500m Australian dollar RCF, approximately R3.2bn available from the South African RCF and other facilities and cash and cash equivalents of $470m as at the end of June 2016.

4

This strong liquidity position allowed AngloGold Ashanti to draw down $330m from the US dollar RCF at the end of July to partially fund the redemption of the $503m outstanding in 8.5% bonds due in 2020. The remainder was funded by cash on hand. The redemption was executed on 1 August 2016 at a predetermined price of 106.375 cents on the dollar, thereby eliminating the company’s highest-cost debt, and reducing both interest payments and the concentration of debt maturities in 2020, improving cash flow and introducing additional balance-sheet flexibility by reducing the company’s hardened debt levels. This will reduce interest charges by $40m on an annualised basis.

The South African operations reported a 3% drop in production year-on-year to 486,000oz, alongside a 14% decrease in cost of sales, from $557m in the six months ended 30 June 2015 to $480m in the six months ended 30 June 2016, a 15% improvement in AISC, which decreased from $543m to $461m in the same period last year, and a 13% improvement in AISC/oz which declined to $958/oz, from $1,098/oz in the same period last year. Mponeng delivered the standout performance in the region, with a 25% increase in production, a 5% decrease in cost of sales, a 9% decrease in AISC, and a 28% decrease in AISC/oz year-on-year. However, whilst the weaker rand benefitted costs, production continued to be hampered by increased safety-related stoppages which have become a feature for the country’s underground mining industry. The frequent and unpredictable nature of Section 54 stoppages and mass compliance audits by the Department of Mineral Resources has created an element of risk to production levels from the region, given the resultant downtime and production ramp-up periods.

The International operations delivered production of 1.259Moz, compared with 1.378Moz in the same period last year. These mines, all outside South Africa, accounted for 72% of AngloGold Ashanti’s total production, and benefited from weaker currencies in Argentina, Australia and Brazil. There were especially strong cost performances from Sunrise Dam and Cerro Vanguardia, which posted significant efficiency gains during the first half of 2016. As indicated at the beginning of the year, production was lower in accordance with the plans at Geita and Tropicana, whilst Kibali continued to face challenges encountered in mining and processing different ore types, and the first attempt during the first quarter to test the transition to a sulphide processing circuit.

Capital expenditure (including equity accounted entities) was $318m for the six months ended 30 June 2016 compared to $426m (including discontinued operations) in the same period last year. This reduction was partially due to favourable exchange rate movements, impediments in reaching investment targets caused by ongoing safety stoppages in South Africa, and the cessation of work on the underground decline access at Obuasi in Ghana.

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended June 2016	Six months ended June 2015	Variation six months vs prior year six months
Operating Review Gold
Production from continuing operations (kozs)	1,745	1,878	-7%
Continuing Operations
Gold income ($m)	1,960	2,046	-4%
Gold price received ($/oz)	1,222	1,204	1%
Total cash costs per unit ($/oz)	706	726	-3%
Cost of sales ($m)	1,501	1,652	-9%
Corporate & marketing costs ($m) *	29	46	-37%
Exploration & evaluation costs ($m)	61	59	3%
All-in sustaining costs ($/oz) **	911	924	-1%
All-in costs ($/oz) **	982	1,010	-3%
Profit before taxation ($m)	112	102	10%
Adjusted EBITDA ($m)	781	793	-2%
Continuing and discontinued operations
Profit (loss) attr – equity shareholders ($m)	52	(143)	136%
Cash inflow from operating activities ($m)	476	513	-7%
Capital expenditure ($m)	318	426	-25%

*	Includes administration and other expenses.

** World	Gold Council standard, excludes stockpiles written off.

SAFETY UPDATE

The all injury frequency rate (AIFR), the broadest measure of workplace safety, was 8.03 per million hours worked in the first half, from 7.51 in the same period last year, a 7% regression mainly due to the South Africa region, while the International operations recorded AIFR at 2.19, a 31% improvement from 3.17 reported last year. Regrettably, there were three fatalities in this period, a fall of ground fatal in TauTona and two fatalities which occurred in seismic events at the Savuka section of TauTona, with the largest measuring 3.5 on the Richter scale.

In South Africa, work on the execution of the Safe Production Strategy which focuses on improving skills, behaviour and attitude, planning work and protecting workers from risk continues. As a result, Moab Khotsong managed to achieve one million fatality free shifts on 10 May 2016, Mponeng achieved one million fatality free shifts during the first quarter of the year, whilst Kopanang achieved one million fatality free shifts on 14 June 2016 as well as one-year fatality-free on 1 July 2016.

5

The safe management of mobile equipment remains a key focus area across the International operations, especially in the Continental Africa region. Training programmes aimed at improving competence of equipment operators and supervisors are being implemented to reduce the risks associated with mobile equipment. High potential incident audits are conducted regularly to mitigate safety challenges across the group, which include fall of ground and heavy mobile equipment incidents.

OPERATING HIGHLIGHTS

The South African operations produced 486,000oz at a cost of sales of $480m, and a total cash cost of $809/oz for the six months ended 30 June 2016 compared to 500,000oz at a cost of sales of $557m and a total cash cost of $894/oz in the same period last year. Safety stoppages resulted in approximately 49,165oz of lost production, given the downtime and resultant ramp-up period. Costs benefitted from the weaker exchange rate despite these lower production volumes, inflationary pressures on labour and power, and the court-ordered re-instatement of the 542 employees dismissed in 2013.

At West Wits, production was 214,000oz at a cost of sales of $214m and a total cash cost of $786/oz for the six months ended 30 June 2016 compared to 207,000oz at a cost of sales of $245m and a total cash cost of $910/oz in the same period last year. Production was affected by the fall-of-ground incident in January at TauTona, and a seismic-related fatal accident at the Savuka section of the same mine in April. Both incidents led to prolonged stoppages, impacting negatively on production and development. Work is underway to revise the production plan to further improve access to working areas. This was more than offset by the strong production performance from Mponeng, which showed recovery from the safety- related production interruptions encountered in the six months ended 30 June 2015. Mponeng was one of the lowest cost producers for the South African region in the first half of 2016 at a cost of sales of $119m and a total cash cost of $692/oz reflecting an improvement in cost of sales of 5% and an improvement in total cash cost of 25% year-on-year.

Vaal River production was 173,000oz at a cost of sales of $184m and a total cash cost of $843/oz for the six months ended 30 June 2016, compared to 191,000oz at a cost of sales of $212m and a total cash cost of $861/oz, in the same period last year. Production was negatively impacted by safety-related stoppages, with Moab Khotsong most affected.

Production at Surface Operations was 93,000oz at a cost of sales of $82m and a total cash cost of $797/oz for the six months ended 30 June 2016, compared to 97,000oz at a cost of sales of $101m and a total cash cost of $925/oz in the same period last year. The most significant impact on production was a decline in yield from the reclamation of the lower grade Tailings Storage Facilities at the West Wits section. The Vaal River section saw improved grades from the success of the screening initiative to upgrade the Kopanang marginal ore dumps. Production at Mine Waste Solutions improved as a result of an improved reclamation strategy and from the commissioning of the East Pump Station in the third quarter of 2015. The flotation plant was recommissioned in June and it is expected that the Uranium plant will be fully operational during the third quarter of this year, which is expected to result in improved gold and uranium recovery.

In the Continental Africa region, production was 620,000oz at a cost of sales of $428m and a total cash cost of $690/oz for the six months ended 30 June 2016 compared to 719,000oz at a cost of sales of $494m and a total cash cost of $675/oz in the same period last year. Costs were impacted by overall low production volumes, despite strong ongoing cost control. Production was affected by the planned lower production from Geita, a disappointing performance from Kibali, and the cessation of tailings retreatment at Obuasi.

In the Democratic Republic of the Congo, Kibali’s production was 114,000oz for the six months ended 30 June 2016 compared to 148,000oz in the same period last year. The lower production was due to lower throughput, recovery and grade while the operation manages the complexity of several different surface and underground ore types. Ahead of commissioning of the shaft in the second half of 2017 and an increase in the proportion of sulphide ore, a plant trial was undertaken on 100% sulphide. The trial highlighted a number of areas where improvements will be needed including fine grinding and sulphide concentrate leaching. To provide improved flexibility two high-grade satellite pits are being developed in the current year and in 2017. Development of the underground mine is progressing on schedule with shaft equipping completed, and off- shaft development and integration with the decline system in progress.

In Ghana, Iduapriem’s production increased 13% to 99,000oz at a cost of sales of $106m and a total cash cost of $931/oz for the six months ended 30 June 2016, compared to 88,000oz at a cost of sales of $108m and a total cash cost of $1,037/oz in the same period last year. The production improvement was driven by a 6% higher recovered grade as well as a 6% increase in tonnage treated as a result of improved plant utilisation compared to the same period last year when throughput was impacted by an extensive plant shutdown. Costs consequently decreased mainly a s a result of higher production together with the once-off benefit of a reversal of contractor mining costs for the settlement of historical claims with the previous mining contractor.

At Obuasi, the first half of 2016 has been dominated by the incursion of illegal miners onto the operating area. Despite extensive engagements with the authorities at all levels to re-establish law and order, illegal miners continue to occupy the lease area. The mine has been placed on care and maintenance, with only essential dewatering, ventilation and water treatment activities being undertaken. Meanwhile, future options for recommencing operations continue to be evaluated.

At Siguiri in Guinea, production was 126,000oz at a cost of sales of $123m and a total cash cost of $706/oz for the six months ended 30 June 2016 compared to 132,000oz at a cost of sales of $152m and a total cash cost of $837/oz in the same period last year. Production was lower due to a planned 7% decrease in recovered grade, partly compensated by a 2% increase in tonnage throughput given the increased plant availability. Costs were lower as a result of weaker currency exchange rates, lower fuel prices, a once-off benefit of a reversal of the contractor mining costs for the settlement of historical claims with the previous mining contractor, and favourable ore stockpile movements.

In Mali, Morila’s production was 13,000oz for the six months ended 30 June 2016 compared to 35,000oz in the same period last year. Production decreased as the operation transitions to end -of- life, treating marginal and tailings grade.

At Sadiola, production was 36,000oz at for the six months ended 30 June 2016 compared to 36,000oz at in the same period last year.

6

In Tanzania, Geita produced 229,000oz at a cost of sales of $196m and a total cash cost of $496/oz for the six months ended 30 June 2016 compared to 250,000oz at a cost of sales of $200m and a total cash cost of $487/oz in the same period last year. Production decreased as a result of a planned 11% reduction in recovered grade from mining lower grade ore in the Nyankanga pit compared to the same period last year. This was partly compensated for by a 3% increase in plant throughput as a result of consistent plant operations. The focus for Geita over the next few quarters will be toward improving mining efficiencies in the new underground development and step-up productivity to planned levels.

In the Americas, production was 388,000oz at a cost of sales of $341m and a total cash cost of $549/oz for the six months ended 30 June 2016 compared to 377,000oz at a cost of sales of $341m and a total cash cost of $632/oz in the same period last year. The AISC at $816/oz compared to $849/oz this period last year, were due to good cost controls, weaker exchange rates, and higher by- product sales in Argentina, partially tempered by high inflation, particularly in Brazil.

In Argentina, Cerro Vanguardia produced 136,000oz at a cost of sales of $114m and a total cash cost of $543/oz for the six months ended 30 June 2016 compared to 135,000oz at a cost of sales of $115m and a total cash cost of $641/oz in the same period last year. Costs were lower than in the same period last year, helped by the local currency devaluation and a 35% increase in by-product sales of silver. These were partially offset by inflationary pressures which included initial salary increases following a wage settlement reached in February. It is expected that a second round of negotiation will take place early in the second half of the year. Unfavourable stockpile movement resulted from lower tonnes mined during a short, unprocedural strike in January.

In Brazil, production was 252,000oz at a cost of sales of $225m and a total cash cost of $545/oz for the six months ended 30 June 2016 compared to 242,000oz a cost of sales of $227m and a total cash cost of $627/oz in the same period last year. AISC were $857/oz compared to $816/oz for same period last year. The lower costs reflect higher capital expenditure partially offset by higher gold sold, lower operating expenditure and favourable exchange rates in the current period.

At AngloGold Ashanti Mineração, production was 188,000oz at a cost of sales of $162m and a total cash cost of $531/oz for the six months ended 30 June 2016 compared to 181,000oz at a cost of sales of $159m and a total cash cost of $598/oz in the same period last year. Production increased due to higher tonnage at both the Cuiabá and Córrego do Sítio complexes together with higher grades from the latter. The improvement was due to increased developed reserves at the beginning of the year at Cuiabá, in addition to better operational performance at both the mine and plant in the Córrego do Sítio complex. Production at the Cuiabá complex was slightly affected, where access to higher grade areas – some as high as 20g/t - was delayed due to geotechnical issues. However, changes in the mining plan have already been made and it is expected that production will improve in the second half of the year. Total cash costs were 11% lower compared to same period last year mainly due to higher production, continued cost saving initiatives and the weaker currency, partially offset by higher inflation.

At Serra Grande production was 64,000oz at a cost of sales of $63m and a total cash cost at $584/ oz for the six months ended 30 June 2016 compared to 61,000oz at a cost of sales of $68m and a total cash cost of $714/oz in the same period last year. Production increased as a result of higher recovered grade and tonnage treated, reflecting operational improvements in the plant. Total cash costs were 18% lower due to higher gold produced, cost saving initiatives from labour and primary development credits, and local currency devaluation, partially impacted by higher inflationary impacts including power costs. Drilling ahead of our retreat mining development has revealed areas in the Minas III ore body where mineralised material extends significantly further than anticipated. This will result in a longer-than-anticipated development period, compensated for with additional ounces in the production profile. We are working on improving this outcome in future by looking at augmenting existing exploration budgets.

In Australia, production was 251,000oz at a cost of sales of $253m and a total cash cost of $806/oz for the six months ended 30 June 2016 compared to 282,000oz at a cost of sales of $262m and a total cash cost of $703/oz in the same period last year. Production was down despite better mill throughput due to lower grades at both operations. A plant optimisation and upgrade project at Tropicana to lift throughput to 7.5 Mtpa is expected to be completed by the end of September.

Production at Sunrise Dam was 113,000oz at a cost of sales of $112m and a total cash cost of $858/oz for the six months ended 30 June 2016 compared to 115,000oz at a cost of sales of $124m and a total cash cost of $958/oz in the same period last year. Production was impacted by lower grades and marginally lower metallurgical recovery, despite a 6% increase in mill throughput. Total cash costs decreased with the impact of lower grades more than offset by favourable ore stockpile movements together with good cost controls. The efficiencies were derived from reduced mining, processing and maintenance costs and reduced underground mining costs, whereby the cost per tonne mined was 11% lower than in the same period last year when there was a higher ore stock drawdown. Ore production at Sunrise Dam has now increased to an annualised rate of 2.8 Mt, almost doubling underground volumes since 2012, and continuing to displace mill-feed from low-grade stockpiles with higher-grade underground material.

At Tropicana, production was 137,000oz at a cost of sales of $132m and a total cash cost of $704/oz for the six months ended 30 June 2016, compared to 167,000oz at a cost of sales of $127m and a total cash cost of $476/oz in the same period last year. Production was lower due to the planned end to grade streaming in December 2015, which meant the head grade was 27% lower in the first half of 2016 compared to the corresponding period in 2015. Costs increased compared to the same period last year, primarily due to lower production and inventory movement, with 19% more ore mined. The plant optimisation project remains on schedule for completion in September and the plant achieved a record throughput rate of 7.28 Mtpa in May and June. The Long Island Study, which has been considering innovative, low cost approaches to mining the depth extensions of the Tropicana mineralised system, has advanced, supported by extensive drilling. An updated Ore Reserve and Mineral Resource estimate is expected at the end of the year and the study is expected to be completed in the first half of 2017.

PERSONNEL

A number of key personnel changes have been made across our operations. These changes highlight the strength and depth of our internal talent pool, an area on which we have spent considerable time, expertise and resources over the past several years. These changes are also consistent with our commitment to timeous succession planning in all roles across the business.

Ludwig Eybers, who has been with the company for five years, and has led the remarkable turnaround of our Continental Africa portfolio since 2013, has been appointed Deputy Chief Operating Officer: International. Ludwig, who has had extensive experience working across a number of international jurisdictions over a 20-year career, has overseen an increase in productivity for the Continental Africa region, along with an improvement in safety. He will work closely with Ron Largent on budgeting and business planning, as well as on the execution of Operational Excellence initiatives.

7

Ludwig replaces Helcio Guerra, who has decided, for personal reasons, to take early retirement at the end of December, after a distinguished mining career of almost four decades, the past eight years of which were spent with AngloGold Ashanti. Helcio was most recently the Deputy COO: International following his position as Senior Vice President: Americas. Helcio has been a key member of our operational management team and contributed to the transformation of the International Portfolio over the past three years in particular. He has mentored a world-class team in Argentina and Brazil, and leaves behind a suite of assets with an exciting range of future options for AngloGold Ashanti. We wish him all the best in his well-deserved retirement.

Sicelo Ntuli, who has for the past three years led the turnaround of the Iduapriem mine in Ghana, where costs have decreased, will replace Ludwig as Senior Vice President: Continental Africa. Sicelo, a mining engineer, has extensive operating experience across the group’s open pit and deep underground assets, as well as in business planning and strategy roles over his career for more than 20 years spent with AngloGold Ashanti. He will work closely with Ludwig as he transitions into his new role. (Sicelo will be replaced at Iduapriem by Jasper Musadaidzwa, currently the operations manager at Siguiri Mine).

Lowe Billingsley, Vice President of Planning and Strategy, in the International business unit, will assume the role of Senior Vice President: Americas. In his most recent post he had oversight of strategy implementation and long-range planning for the Americas portfolio. Lowe is a trained geologist who has also held several important posts during his 26 years with the company, including General Manager of the Cripple Creek & Victor Mine during its successful mine-life extension project. He will work closely with Helcio as he transitions into his new role.

Moses Madondo, general manager of the Moab Khotsong mine, will assume a broader suite of responsibilities as he assumes his new role of Senior Vice President of the Vaal River Region in South Africa. Moses, a mining engineer who has extensive experience spanning strategy, planning and operations, will continue to work closely with Chris Sheppard, COO: South Africa, and his executive management team in South Africa, as they continue their work to safely improve productivity in the region.

UPDATE ON CAPITAL PROJECTS

At Mponeng, in Phase 1: 126 level, the implementation of the secondary support strategy continued to produce positive results during the second quarter. The ore handling infrastructure at 126 level, which includes the sinking of reef and waste silos, remains ahead of schedule. This project is scheduled for completion in July 2018.

In Phase 2, critical execution activities continued, including the construction of the surface substation which was completed during the second quarter, which is now awaiting commissioning from Eskom, along with the continuation of equipping the ice pipe and other associated activities. The balance of Phase 2 is scheduled to commence in January 2018 and a pre-feasibility is being conducted on the Carbon Leader ore body extension.

At Kibali, remedial work on the Ambarau hydro power station was completed, following the river flood event in November 2015. Construction is back on track, and commissioning is scheduled for the end of 2016. Early works have commenced on the third hydro-power station at Azambi.

At Siguiri, AngloGold Ashanti plans to invest about $115m over a little over two years to add a hard-rock plant to the current processing infrastructure, providing the ability to develop the significant sulphide-ore potential that exists on the current concession. during the first half of the year the company reached an agreement with the Government of Guinea on the Convention de Base, a legal and fiscal framework covering the life of the project. The accord will now progress through the mandatory legal and parliamentary ratification processes.

At Sadiola, AngloGold Ashanti and joint-venture partner IAMGOLD Corporation are completing a final optimisation of the Sadiola Sulphides Project, ahead of an investment decision later this year. The project, to add sulphide-ore processing capability to the plant, was suspended in 2013 after the precipitous decline in the gold price that year. Whilst the technical and financial aspects of the optimised project look promising, it is important that the Government of Mali – itself an owner of a 18% stake in the mine – provide assurances around the renewal of the construction and operating permits, power agreement and fiscal terms relating to the project, as previously negotiated, before an investment commitment can be made. The early timing of these assurances and renewals from the Government are especially important in order for the upgraded plant to be fully operational before all existing sources of oxide ore are depleted. The project aims to significantly extend the life of the project, with increased production and lower operating costs from the current levels.

Colombia remains an area of long-term focus for us, particularly given its attractive and under-explored geological potential, AngloGold Ashanti’s first-mover advantage in the country and its significant exploration success to date. Whilst bearing in mind that we remain in an environment in which financial resources are constrained, we have committed to completing the update of the pre-feasibility studies for the Gramalote and La Colosa projects by the end of next year. We anticipate that the successful completion of these studies will enable the declaration of reserves to take place.

Technology and Innovation update

1.	Reef Boring

1.1	Small range:

Commisioning of the Sandvik/Cubex machine commenced at Savuka Mine earlier in the quarter with operational readiness having been the key focus during this period. Training of operators will continue during the third quarter with the first cycle of operational test results expected soon thereafter.

1.2	Medium Range:

With a blue print cycle time of 72 hours/hole, the 3 MK III machines in the Carbon Leader site at TauTona mine have drilled a total of 16 holes during the quarter. Overall performace for the quarter has improved to just over 82 hours/hole as opposed to the previous quarter’s performance of 96 hours/hole. As is the case with the MK IV machine, machine availability/reliability is an issue, but is receiving attention. As planned, an additional MK III machine was successfully commissioned in the VCR site during the quarter.

8

The MK IV machine has for the second consecutive quarter performed at just above the 92 hour/hole mark. Key issues affecting the performance remain rock handling and more importantly machine availability where dedicated resources have been deployed to assist in resolving these issues.

All sites were affected by mine wide safety stoppages as well as a geotechnical incidence resulting in the total number of holes completed being lower than planned for the quarter.

2.	Ore body Knowledge and Exploration

The first prototype drill rig was delivered to TauTona mine during the quarter and after a number of surface commisioning challenges were resolved, was moved into position at the drill site late in the second quarter. Underground commissioning will commence early in the third quarter, upon which our first prototype machine tests will commence focussing on deflection optimisation trials.

3.	Ultra High Strength Backfill (UHSB)

Construction of the surface solution plant at TauTona mine is still ongoing and on schedule.

Site development for the permanent UHSB plant at Savuka mine has been delayed due to safety stoppages. However, in the interim period, the temporary plant has been used to fill all the drilled holes allowing testing of the small range reef boring machine to continue.

Designs for the TauTona Below 120 (B120) plant has been finalised. The tendering process will commence in quarter three and construction is planned to commence in the fourth quarter.

EXPLORATION UPDATE

Exploration and evaluation costs during the first six months of 2016 were $61m compared to $59m during the same period in 2015.

GREENFIELDS

During the first half of the year, Greenfields exploration activities were undertaken in Australia, Colombia, Brazil, Argentina, USA, Guinea and Tanzania. The Greenfields exploration team completed 1,219m of diamond drilling in Colombia and 14,016m of aircore drilling in Australia. Total expenditure for the six months ended 30 June 2016 was $10m.

In Australia, at the Tropicana Mine there was a formal hand-over to the mine-based team of the accountability for all tenements within 60kms of the mine. Further to the south in the Tropicana joint-venture on the Oak Dam tenement, the Greenfields team continued to work with the traditional owners to determine where access for exploration would be allowed. In the Laverton District, aircore drilling was completed over priority targets with 91 holes drilled for a total of 5,742m. At the Strawbridge Project (100% AngloGold Ashanti) the field work comprised geological mapping, surface soil geochemical sampling and first pass aircore drilling. A total of 778 soil samples and 197 aircore holes for 8,274m were completed over priority target areas.

In Colombia, drilling was completed at the Guintar project (100% AngloGold Ashanti) situated 40km west of Medellin. Three holes for 1,219m were completed in the first half of the year. Final compilation and review recommended that no further work is required. Work has now shifted to the Margaritas project area 2kms to the south where mapping, rock and soil geochemistry has been completed. Reconnaissance work was conducted in other locations within Antioquia province in the mid-Cauca belt.

Generative exploration occurred in Brazil, Argentina, USA, Guinea and Tanzania. In a significant development, the Greenfields exploration team signed a new farm-in and joint-venture agreement with Luna Gold to explore approximately 2,000km2 tenement package located in the Maranhão state of Brazil. In Tanzania, the Meia license applications (850 km2) in the Lake Victoria Greenstone Belt of Tanzania are pending and should be granted in the third quarter. The first phase of exploration was completed at the Niandan license in Guinea (100km2, 90km from Siguiri) and 491 surface samples were collected. Early stage work is progressing in Argentina and the USA.

BROWNFIELDS

During the first half of the year, Brownfields exploration activities were undertaken across the globe.

South Africa: The mother hole of borehole UD59 successfully intersected a 1.82m thick VCR reef at 3,888m below surface on 11 April. Borehole UD60 reached 3,345m (284m drilled during the half) and continued to experience in-hole complications. Borehole UD58A completed piloting to a depth of 3,027m. The final establishment of the ultra-deep derrick has been completed and drilling commenced.

Tanzania: At Geita, drilling activities included infill drilling at Nyankanga Cut 9 (Block 5 UG), Nyankanga Cut 8, Star & Comet Cut 3, Geita Hill East Cut 2, and Mineral Resource delineation drilling at Star & Comet UG and Geita Hill East UG. A total of 10,372m was drilled, comprising 4,392m reverse circulation (RC) and 5,980m diamond drilling (DD).

Guinea: At Siguri, a total of 29,415m was drilled. Exploration drilling included infill and reconnaissance drilling at Bidini North, Bidini South, Soloni, Kalamagna PB2, Seguelen PB2, Seguelen satellite pit, Silakoro, Kami ‘starter pit’, Balato NE and sterilisation drilling at Boukaria. Additionally, exploration supported the drilling of 12,893m allocated to Advance Grade Control within the Kami starter pit.

Ghana: At Iduapriem, on the Bankyem/Block 1E target, the remaining trenches from 2015 exploration were sampled early in the first quarter. A total of 1,597m drilling was completed over the target, comprising 421m RC and 1,176m DD. At Block 4S, 2,456m drilling was completed, including 501m RC and 1,955m DD, with some encouraging assay results returned. Within the southern area at Block 7&8, a total of 796m were drilled during the quarter with some encouraging results. The programme is ongoing.

9

Democratic Republic of the Congo: At Kibali, exploration focused on Kombokolo, the Agbarabo-Rhino-Pakaka corridor, Tete Bakangwe, Sessenge SW and the KCD super pit. The forecast production shortfall has resulted in an emphasis on projects with potential to deliver oxide ounces to the plant in the relatively short term. Regional targets explored include Aindi Watsa, Memekazi Ridge and Zambula. A total of 7,953m was drilled near mine and 3,519m was drilled on regional targets.

Republic of Mali – At Sadiola and Yatela, RC drilling totaling 11,716m was completed during the first half of the year. Drilling focused on Sadiola North/FN (4,624m), FE2S (5,454m) and FE1W (1,638m).

In Argentina, drilling commenced at Cerro Vanguardia during the second quarter after a delayed start with most of the drilling meters completed at the nearby Claudia joint-venture. During the second quarter 4,174m were drilled in total, including 3,618m at the Claudia joint-venture.

In Brazil, exploration continued at the Cuiabá, Lamego and Córrego di Sítio production centers for AGABM with 61,221m drilled during the quarter from the combined surface and underground drilling programmes.

At Serra Grande, 36,295m were drilled as part of the exploration and Mineral Resource conversion programmes. Surface exploration continued as preparation to establish drilling targets.

In Colombia, the Gramalote joint-venture completed 1,279m of drilling to support site and infrastructure investigations as well as infill drilling to better define the saprolite horizon. At La Colosa, 1,453m were drilled as the site investigation geotechnical drilling continued. The Quebradona JV programme did not complete drilling during the half year and was focused on study work.

In Australia, at Sunrise Dam drilling targeted Vogue South, Vogue Deeps, north extensions to Cosmo and Cosmo East, Carey Shear, Below Carey high grade zone and Ulu Steeps for a total of 28,758m.

At Tropicana, a 100m x 100m exploration drilling programme continues to test the along-strike and down dip extensions of the Tropicana gold system to provide data for the Long Island Mining Study. Infill drilling was also carried out on the Havana South high grade zone identified during the June quarter. A total of 16,670m of RC and 34,695m of DD drilling was completed in the first half of 2016. A Mineral Resource model update is in progress.

A new regional exploration group was set-up based at Tropicana to manage the TJV exploration tenements (excluding the mine lease). In the first half of the year, regional exploration consisted of drilling and a ground-based geophysical survey. Aircore, RC and DD totalled 13,360m.

The regional dataset review and a large amount of regional structural re-interpretation work to aid targeting has been completed with a number of areas identified as being potentially prospective. A large number of these will be systematically targeted.

OBUASI UPDATE

In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold Ashanti Ghana was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions. Until then, work had been underway to investigate the viability of investing in the redevelopment of the mine as a modern, productive and long-life mining operation.

Since then, the remaining employees have been performing critical services related to the operation of underground water pumping, environmental and potable water treatment, provision of medical services, and maintenance of facilities that provide power and water to employees’ homes and surrounding communities.

In its declaration of force majeure, AngloGold Ashanti Ghana explained that the current situation is precluding it from fulfilling certain conditions of its Amended Programme of Mining Operations, which was agreed with the government in November 2014. In particular, the presence of illegal miners on the mine’s operational footprint, in its underground tunnels and in areas which host key infrastructure at the mine is impacting directly on the company’s ability to continue to perform even the most essential services.

Given inaction by the authorities with respect to bringing an end to the invasion and illegal occupation of the site, illegal mining has continued to grow since the initial invasion and the miners are now estimated to number several thousand who work on the site on any given day. Whilst there has been no impact on AngloGold Ashanti’s production and all-in sustaining costs as the site was not forecast to be in production for at least this year, the damage to the site infrastructure and ore body will have a direct impact on the mine’s future viability.

AngloGold Ashanti Ghana filed a Request for Arbitration against the Government of Ghana with the International Centre for Settlement of Investment Disputes (ICSID) on 8 April 2016. The case was registered on 2 May 2016. ICSID is an international arbitration institution, headquartered in Washington, D.C., which facilitates dispute resolution between international investors and host states. The relevant authorities’ in Ghana, including the Attorney General, have been duly notified of the commencement of proceedings.

On 3 June 2016, the company also asked ICSID to make an urgent order compelling the Government of Ghana to use its authority to, among other things, reinstate military security and restore law and order to the Obuasi Mine for the protection of AngloGold Ashanti Ghana’s personnel and the preservation of AngloGold Ashanti Ghana’s assets.

Discussions are ongoing with Ghanaian authorities in respect of their request to our local subsidiary, made after the end of the second quarter, to post an additional bond of $150m by 31 August 2016 in respect of its environmental obligations at Obuasi Mine. The present value of these obligations has already been provided for in the financial statements.

MINERAL RESERVES AND RESOURCES STATEMENT

There have been no material changes to the Mineral Resource and Ore Reserve estimates as disclosed in the 2015 Ore Reserve and Mineral Resource report.

10

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the six months ended 30 June 2016 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying interim report on pages 12 to 34, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2016, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2016 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

12 August 2016

A member firm of Ernst & Young Global Limited.

A full list of Directors is available on the website.

Chief Executive: Ajen Sita

11

Group income statement

		Six months ended June 2016	Six months ended June 2015	Year ended December 2015

US Dollar million	Notes	Reviewed	Reviewed	Audited

Revenue	2	2,041	2,127	4,174

Gold income	2	1,960	2,046	4,015
Cost of sales	3	(1,501)	(1,652)	(3,294)
Loss on non-hedge derivatives and other commodity contracts		(30)	(3)	(7)

Gross profit		429	391	714
Corporate administration, marketing and other expenses		(29)	(46)	(78)
Exploration and evaluation costs		(61)	(59)	(132)
Other operating expenses	4	(46)	(43)	(96)
Special items	5	(6)	4	(71)

Operating profit		287	247	337
Interest received	2	11	14	28
Exchange loss		(83)	(21)	(17)
Finance costs and unwinding of obligations	6	(97)	(131)	(245)
Fair value adjustment on $1.25bn bonds		(25)	(66)	66
Share of associates and joint ventures’ profit	7	19	59	88

Profit before taxation		112	102	257
Taxation	8	(51)	(115)	(211)

Profit (loss) after taxation from continuing operations		61	(13)	46
Discontinued operations
Loss from discontinued operations		-	(120)	(116)

Profit (loss) for the period		61	(133)	(70)

Allocated as follows:
Equity shareholders
- Continuing operations		52	(23)	31
- Discontinued operations		-	(120)	(116)
Non-controlling interests
- Continuing operations		9	10	15

		61	(133)	(70)

Basic earnings (loss) per ordinary share (cents) (1)
Earnings (loss) per ordinary share from continuing operations		13	(6)	8
Earnings (loss) per ordinary share from discontinued operations		-	(29)	(28)

Basic earnings (loss) per ordinary share (cents)		13	(35)	(20)

Diluted earnings (loss) per ordinary share (cents) (2)
Earnings (loss) per ordinary share from continuing operations		13	(6)	8
Earnings (loss) per ordinary share from discontinued operations		-	(29)	(28)

Diluted earnings (loss) per ordinary share (cents)		13	(35)	(20)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the six months ended 30 June 2016 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the six months ended 30 June 2016 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

12

Group statement of comprehensive income

	Six months ended June 2016	Six months ended June 2015	Year ended December 2015

US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) for the period	61	(133)	(70)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	122	(90)	(371)
Share of associates and joint ventures’ other comprehensive income	-	-	1

Net gain (loss) on available-for-sale financial assets	27	(7)	(14)
Release on impairment of available-for-sale financial assets	-	5	9
Release on disposal of available-for-sale financial assets	(1)	(2)	(3)

Deferred taxation thereon	(6)	1	1
	20	(3)	(7)

Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss) gain recognised	(5)	5	17
Deferred taxation thereon	1	(1)	(3)
	(4)	4	14

Other comprehensive income (loss) for the period, net of tax	138	(89)	(363)

Total comprehensive income (loss) for the period, net of tax	199	(222)	(433)

Allocated as follows:
Equity shareholders
- Continuing operations	190	(112)	(332)
- Discontinued operations	-	(120)	(116)
Non-controlling interests
- Continuing operations	9	10	15

	199	(222)	(433)

Rounding of figures may result in computational discrepancies.

13

Group statement of financial position

		As at June 2016	As at June 2015	As at December 2015

US Dollar million	Notes	Reviewed	Reviewed	Audited

ASSETS

Non-current assets
Tangible assets		4,072	4,453	4,058
Intangible assets		151	188	161
Investments in associates and joint ventures		1,489	1,464	1,465
Other investments		128	120	91
Inventories		94	103	90
Trade and other receivables		22	19	13
Derivatives		1	-	-
Deferred taxation		21	5	1
Cash restricted for use		34	35	37
Other non-current assets		15	30	18

		6,027	6,417	5,934

Current assets Other investments		3	2	1
Inventories		671	721	646
Trade, other receivables and other assets		240	207	196
Cash restricted for use		22	22	23
Cash and cash equivalents		470	459	484

		1,406	1,411	1,350
Non-current assets held for sale		-	989	-

		1,406	2,400	1,350

TOTAL ASSETS		7,433	8,817	7,284

EQUITY AND LIABILITIES

Share capital and premium	11	7,103	7,058	7,066
Accumulated losses and other reserves		(4,473)	(4,430)	(4,636)

Shareholders’ equity		2,630	2,628	2,430
Non-controlling interests		40	33	37

Total equity		2,670	2,661	2,467

Non-current liabilities Borrowings		2,046	3,651	2,637
Environmental rehabilitation and other provisions		923	931	847
Provision for pension and post-retirement benefits		112	140	107
Trade, other payables and deferred income		6	6	5
Deferred taxation		494	556	514

		3,581	5,284	4,110

Current liabilities Borrowings		608	79	100
Trade, other payables, provisions and deferred income		508	536	516
Taxation		66	58	91

		1,182	673	707
Non-current liabilities held for sale		-	199	-

		1,182	872	707

Total liabilities		4,763	6,156	4,817

TOTAL EQUITY AND LIABILITIES		7,433	8,817	7,284

Rounding of figures may result in computational discrepancies.

14

Group statement of cash flows

	Six months ended June 2016	Six months ended June 2015	Year ended December 2015
US Dollar million	Reviewed	Reviewed	Audited

Cash flows from operating activities
Receipts from customers	2,003	2,114	4,154
Payments to suppliers and employees	(1,405)	(1,500)	(2,904)

Cash generated from operations	598	614	1,250
Dividends received from joint ventures	5	29	57
Taxation refund	3	-	21
Taxation paid	(130)	(111)	(184)

Net cash inflow from operating activities from continuing operations	476	532	1,144
Net cash outflow from operating activities from discontinued operations	-	(19)	(5)

Net cash inflow from operating activities	476	513	1,139

Cash flows from investing activities
Capital expenditure	(277)	(313)	(664)
Expenditure on intangible assets	(2)	-	(3)
Proceeds from disposal of tangible assets	2	3	6
Other investments acquired	(41)	(55)	(86)
Proceeds from disposal of other investments	33	48	81
Investments in associates and joint ventures	(3)	(6)	(11)
Proceeds from disposal of associates and joint ventures	-	-	1
Loans advanced to associates and joint ventures	(3)	(3)	(5)
Loans repaid by associates and joint ventures	-	-	2
Proceeds from disposal of subsidiaries and investments	-	-	819
Costs on disposal of subsidiaries	-	-	(7)
Cash in subsidiary disposed and transfers to held for sale	-	(2)	(2)
Decrease (increase) in cash restricted for use	5	(8)	(17)
Interest received	9	13	25

Net cash (outflow) inflow from investing activities from continuing operations	(277)	(323)	139
Net cash outflow from investing activities from discontinued operations	-	(49)	(59)

Net cash (outflow) inflow from investing activities	(277)	(372)	80

Cash flows from financing activities
Proceeds from borrowings	201	190	421
Repayment of borrowings	(329)	(212)	(1,288)
Finance costs paid	(84)	(119)	(251)
Bond settlement premium, RCF and bond transaction costs	-	-	(61)
Dividends paid	(6)	(4)	(5)

Net cash outflow from financing activities from continuing operations	(218)	(145)	(1,184)
Net cash outflow from financing activities from discontinued operations	-	(1)	(2)

Net cash outflow from financing activities	(218)	(146)	(1,186)

Net (decrease) increase in cash and cash equivalents	(19)	(5)	33
Translation	5	(4)	(17)
Cash and cash equivalents at beginning of period	484	468	468

Cash and cash equivalents at end of period	470	459	484

Cash generated from operations
Profit before taxation	112	102	257
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	30	3	7
Amortisation of tangible assets	349	350	737
Finance costs and unwinding of obligations	97	131	245
Environmental, rehabilitation and other expenditure	2	(16)	(56)
Special items	5	(14)	60
Amortisation of intangible assets	14	21	40
Fair value adjustment on $1.25bn bonds	25	66	(66)
Interest received	(11)	(14)	(28)
Share of associates and joint ventures’ profit	(19)	(59)	(88)
Other non-cash movements	97	16	53
Movements in working capital	(103)	28	89

	598	614	1,250

Movements in working capital
(Increase) decrease in inventories	(33)	35	99
(Increase) decrease in trade and other receivables	(50)	72	108
Decrease in trade, other payables and deferred income	(20)	(79)	(118)

	(103)	28	89

Rounding of figures may result in computational discrepancies.

15

Group statement of changes in equity

	Equity holders of the parent
	Share			Cash	Available		Foreign
	capital	Other	Accumu-	flow	for	Actuarial	currency		Non-
	and	capital	lated	hedge	sale	(losses)	translation		controlling	Total
US Dollar million	premium	reserves	losses	reserve	reserve	gains	reserve	Total	interests	equity

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Loss for the period			(143)					(143)	10	(133)

Other comprehensive (loss) income					(3)	4	(90)	(89)		(89)

Total comprehensive (loss) income	-	-	(143)	-	(3)	4	(90)	(232)	10	(222)

Shares issued	17							17		17

Share-based payment for share awards net of exercised		(2)						(2)		(2)

Dividends of subsidiaries								-	(3)	(3)

Translation		(5)	4		(1)	2		-		-

Balance at 30 June 2015	7,058	125	(3,248)	(1)	13	(34)	(1,285)	2,628	33	2,661

Balance at 31 December 2015	7,066	117	(3,174)	(1)	7	(19)	(1,566)	2,430	37	2,467

Profit for the period			52					52	9	61

Other comprehensive income (loss) (1)					20	(4)	122	138		138

Total comprehensive income (loss)	-	-	52	-	20	(4)	122	190	9	199

Shares issued	37							37		37

Share-based payment for share awards net of exercised		(27)						(27)		(27)

Dividends of subsidiaries								-	(6)	(6)

Translation		3	(3)		1	(1)		-	-	-

Balance at 30 June 2016	7,103	93	(3,125)	(1)	28	(24)	(1,444)	2,630	40	2,670

(1)	Foreign currency translation reserve includes an exchange difference of $60 million reclassified on the repayment of a loan which was designated as part of the investment in subsidiary .

Rounding of figures may result in computational discrepancies.

16

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Six months ended		Year ended
	June	June	December
	2016	2015	2015
	Reviewed	Reviewed	Audited

	US Dollar million

Gold income
South Africa	581	586	1,132
Continental Africa	792	920	1,724
Australasia	309	345	666
Americas	477	459	967

	2,159	2,310	4,489
Equity-accounted investments included above	(199)	(264)	(474)

Continuing operations	1,960	2,046	4,015
Discontinued operations	-	113	137

	1,960	2,159	4,152

	Six months ended		Year ended
	June	June	December
	2016	2015	2015
	Reviewed	Reviewed	Audited

	US Dollar million

Gross profit
South Africa	70	27	42
Continental Africa	178	239	377
Australasia	56	83	142
Americas	136	118	247
Corporate and other	1	2	2

	441	469	810
Equity-accounted investments included above	(12)	(78)	(96)

Continuing operations	429	391	714
Discontinued operations	-	16	19

	429	407	733

	Six months ended		Year ended
	June	June	December
	2016	2015	2015
	Reviewed	Reviewed	Audited

	US Dollar million

Capital expenditure
South Africa	75	96	206
Continental Africa	112	143	315
Australasia	39	42	78
Americas	90	96	196
Corporate and other	2	1	4

Continuing operations	318	378	799
Discontinued operations	-	48	58

	318	426	857
Equity-accounted investments included above	(38)	(64)	(131)

	280	362	726

	Six months ended		Year ended
	June	June	December
	2016	2015	2015

		oz (000)

Gold production
South Africa	486	500	1,004
Continental Africa	620	719	1,435
Australasia	251	282	560
Americas	388	377	831

Continuing operations	1,745	1,878	3,830
Discontinued operations	-	98	117

	1,745	1,976	3,947

	As at	As at	As at
	June	June	December
	2016	2015	2015
	Reviewed	Reviewed	Audited

	US Dollar million

Total assets
South Africa	1,733	2,031	1,629
Continental Africa	3,144	3,188	3,121
Australasia	858	842	837
Americas	1,301	2,335	1,341
Corporate and other	397	421	356

	7,433	8,817	7,284

Rounding of figures may result in computational discrepancies.

17

Notes

for the six months ended 30 June 2016

1.	Basis of preparation

The financial statements in this interim report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2015 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2016.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2016. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2015.

Based on materiality, certain comparatives have been aggregated.

2.	Revenue

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Reviewed	Reviewed	Audited
	US Dollar million
Gold income	1,960	2,046	4,015
By-products (note 3)	69	65	127
Royalties received (note 5)	1	2	4
Interest received	11	14	28
	2,041	2,127	4,174

3.	Cost of sales

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Reviewed	Reviewed	Audited
	US Dollar million
Cash operating costs	1,120	1,245	2,493
By-products revenue (note 2)	(69)	(65)	(127)
	1,051	1,180	2,366
Royalties	49	53	100
Other cash costs	12	13	27
Net cash operating costs	1,112	1,246	2,493
Retrenchment costs	5	7	11
Rehabilitation and other non-cash costs	28	9	(10)
Amortisation of tangible assets	349	350	737
Amortisation of intangible assets	14	21	40
Inventory change	(7)	19	23
	1,501	1,652	3,294

Rounding of figures may result in computational discrepancies.

18

4.	Other operating expenses

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
Pension and medical defined benefit provisions	3	4	18
Governmental fiscal claims and care and maintenance of old tailings operations	6	3	7
Care and maintenance costs	37	35	67
Other expenses	-	1	4
	46	43	96

5.	Special items

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
Net impairment and derecognition of assets	2	5	20
Net profit on disposal of assets	(1)	-	(1)
Royalties received (note 2)	(1)	(2)	(4)
Indirect tax expenses (recoveries)	2	(13)	(20)
Legal fees and other costs (recoveries) related to contract termination and settlement	4	(2)	(1)
Write-down of inventory	-	6	11
Retrenchment and related costs	-	2	4
Repurchase premium and costs on part settlement of the $1.25bn bonds (note 14)	-	-	61
Other	-	-	1
	6	(4)	71

6.	Finance costs and unwinding of obligations

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
Finance costs	86	120	223
Unwinding of obligations and accretion of convertible bonds	11	11	22
	97	131	245

7.	Share of associates and joint ventures’ profit

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
Revenue	206	272	489
Operating costs, special items and other expenses	(203)	(202)	(415)
Net interest received	4	3	7
Profit before taxation	7	73	81
Taxation	2	(14)	(17)
Profit after taxation	9	59	64
Net reversal of impairment of investments in associates and joint ventures	10	-	24
	19	59	88

Rounding of figures may result in computational discrepancies.

19

8.	Taxation

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
South African taxation
Non-mining tax	-	13	1
Prior year over provision	-	(7)	(14)
Deferred taxation
Temporary differences	7	(22)	(41)
Unrealised non-hedge derivatives and other commodity contracts	(9)	(1)	(2)
Impairment and disposal of tangible assets	(1)	-	(1)
Change in estimated deferred tax rate	-	-	(15)
	(3)	(17)	(72)

Foreign taxation
Normal taxation	109	105	214
Prior year over provision	(5)	-	(9)
Deferred taxation
Temporary differences	(50)	27	78
	54	132	283

9. Headline earnings (loss)
	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	52	(143)	(85)
Net (reversal) impairment and derecognition of assets	(17)	5	2
Net (profit) loss on disposal of assets	(1)	12	9
Special items of associates and joint ventures	-	-	3
Exchange loss on foreign currency translation reserve release	60	-	-
Taxation	(1)	(2)	(2)
Headline earnings (loss)	93	(128)	(73)
Headline earnings (loss) per ordinary share (cents) (1)	23	(31)	(18)
Diluted headline earnings (loss) per ordinary share (cents) (2)	23	(31)	(18)
(1)	Calculated on the basic weighted average number of ordinary shares.

(2)	Calculated on the diluted weighted average number of ordinary shares.

10.	Number of shares

	Six months ended		Year ended
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000
C redeemable preference shares at no par value(1)	30,000,000	-	-

Issued and fully paid number of shares:
Ordinary shares in issue	408,003,687	404,818,500	405,265,315

A redeemable preference shares	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares	406,862,598	404,428,567	404,747,625
Fully vested options	3,468,878	3,124,438	4,859,233
Weighted average number of shares	410,331,476	407,553,005	409,606,858
Dilutive potential of share options	2,119,174	-	-
Diluted number of ordinary shares	412,450,650	407,553,005	409,606,858

(1)

At the annual general meeting on 4 May 2016, the shareholders approved an increase to the authorised share capital of the company by the creation of 30,000,000 new C redeemable preference shares of no par value. As at 30 June 2016, no C redeemable preferences shares have been issued.

Rounding of figures may result in computational discrepancies.

20

11.	Share capital and premium

	As at
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar Million
Balance at beginning of period	7,119	7,094	7,094
Ordinary shares issued	37	17	25
Sub-total	7,156	7,111	7,119
Redeemable preference shares held within the group	(53)	(53)	(53)
Balance at end of period	7,103	7,058	7,066

12. Exchange rates
	Jun	Jun	Dec
	2016	2015	2015
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	15.39	11.91	12.77
ZAR/USD average for the quarter	14.99	12.08	14.22
ZAR/USD closing	14.68	12.16	15.46

AUD/USD average for the year to date	1.36	1.28	1.33
AUD/USD average for the quarter	1.34	1.29	1.39
AUD/USD closing	1.34	1.30	1.37

BRL/USD average for the year to date	3.70	2.97	3.33
BRL/USD average for the quarter	3.51	3.07	3.84
BRL/USD closing	3.21	3.10	3.90

ARS/USD average for the year to date	14.35	8.82	9.26
ARS/USD average for the quarter	14.22	8.95	10.13
ARS/USD closing	15.04	9.09	12.96

13. Capital commitments
	Jun	Jun	Dec
	2016	2015	2015
	Reviewed	Reviewed	Audited
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	145	161	61

(1)	Includes the group’s attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14.	Financial risk management activities

Borrowings

The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at
	Jun 2016	Jun 2015	Dec 2015
	Reviewed	Reviewed	Audited
	US Dollar Million
Carrying amount	2,654	3,730	2,737
Fair value	2,723	3,725	2,425

Rounding of figures may result in computational discrepancies.

21

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollar million	Jun 2016 Reviewed				Jun 2015 Reviewed				Dec 2015 Audited
Assets measured at fair value
Available-for-sale financial assets
Equity securities	59	-	-	59	42	-	-	42	30	-	-	30
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	523	-	-	523	1,440	-	-	1,440	498	-	-	498

On 28 June 2016, AngloGold Ashanti (“AGA”) announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), is compelling the surrender following the notice to buy back the remaining principal amount of its outstanding 8.5% high-yield bonds that mature in May 2020, as part of its strategy to reduce debt and lower finance charges. On 1 August 2016, the remaining portion of the notes were settled for a total consideration of $503m consisting of a $471m principal payment, a surrender premium of $30m and interest of $2m.

On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc, was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn bond (note 5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In South Africa we have established a trust fund which has assets of ZAR 1.33bn and guarantees of ZAR 1.37bn issued by various banks, for a current carrying value of the liability of ZAR 1.4bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $1m for a current carrying value of the liability of AUD $95.3m. At Iduapriem we have provided a bond comprising of a cash component of $9.7m with a further bond guarantee amounting to $33.9m issued by Ecobank Ghana Limited (expired on 31st May 2016 but renewal process is underway) for a current carrying value of the liability of $43.8m. At Obuasi we have provided a bond comprising of a cash component of $20.1m with a further bank guarantee amounting to $30m issued by Nedbank Limited for a current carrying value of the liability of $218.1m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

22

15.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2016 and 31 December 2015 are detailed below:

Contingencies and guarantees
	Jun 2016	Dec 2015
	Reviewed	Audited
	US Dollar million
Contingent liabilities
ODMWA litigation (1)	-	-
Litigation – Ghana (2) (3)	97	97
Mill contractor claims (4)	20	20
Other tax disputes – AngloGold Ashanti Brasil Mineraçăo Ltda (5)	28	22
VAT disputes – Mineraçăo Serra Grande S.A.(6)	13	11
Tax dispute - AngloGold Ashanti Colombia S.A.(7)	141	128
Tax dispute - Cerro Vanguardia S.A.(8)	29	32
Groundwater pollution (9)	-	-
Deep groundwater pollution – Africa (10)	-	-

Contingent asset
Indemnity – Kinross Gold Corporation (11)	(8)	(7)
	320	303

Litigation claims

(1)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM). The companies believe that fairness and sustainability are crucial elements of any solution and have embarked on an extensive engagement process with all stakeholders to work together to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees, and also sustainable for the sector.

The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

The companies active in gold mining have been working for many years to try to eliminate the incidence of OLD. These efforts continue.

These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March, 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24 June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers’ claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal for leave to appeal such other orders of the High Court.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation.

(2)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration.

23

(3)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter is set for hearing in October 2016. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(4)

Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the Cripple Creek & Victor mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AngloGold Ashanti has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The total value of the cost claims asserted against CC&V, by two contractors, is $20m. On 1 April 2016, CC&V was added as a defendant to a lawsuit in the U.S. District Court (Colorado) between one of the contractors and a subcontractor, and the cost claims are being litigated there. Separately, CC&V has cost claims against the mill design contractor. These claims are proceeding in arbitration.

With reference to items (1) - (4) above, provisions have been raised where the amount of the potential claim or settlement can be reasonably estimated.

Tax claims

(5)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $14m (2015: $11m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. The matter has been dormant since 2007. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2015: $11m). Management is of the opinion that these taxes are not payable.

(6)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case to the State of Minas Gerais. The assessment is approximately $13m (2015: $11m).

(7)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $22m (2015: $20m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $119m (2015: $108m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (trial court for tax litigation). On 8 July 2016, the tribunal held an initial procedural hearing on the 2010 tax dispute.

(8)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2015: $8m) relating to the non- deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2015: $24m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

Other

(9)

Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(10)

Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 6 above. At 30 June 2016, the company has estimated that the maximum contingent asset is $8m (2015: $7m).

24

16.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

17.	Announcements

AngloGold Ashanti and Anglo American South Africa settle stand-alone silicosis claims – On 4 March 2016 AngloGold Ashanti announced that together with Anglo American South Africa, the companies have concluded an agreement which resolves fully and finally stand-alone silicosis claims. The settlement relates to the approximately 4,400 separate claims which were instituted against Anglo American South Africa and included in this figure are the roughly 1,200 separate claims against AngloGold Ashanti.

The settlement has been reached without admission of liability by AngloGold Ashanti and Anglo American South Africa and the terms of the agreement remain confidential. Both companies will contribute, in stages, up to $30 million.

AngloGold Ashanti noted publication of draft Mining Charter – On 18 April 2016 AngloGold Ashanti noted the publication by South Africa’s department of Mineral Resources of the draft reviewed Broad-Based Black Economic Empowerment charter for the South African mining and minerals industry 2016.

AngloGold Ashanti rating action by Standard and Poor’s rating agency (S&P) – On 26 April 2016 AngloGold Ashanti confirmed that Standard & Poor’s rating agency (S&P) had affirmed AngloGold Ashanti’s BB+ long-term corporate credit rating and revised the outlook to stable from negative.

S&P cited the reduction in debt and increasing local currency gold prices as reasons for the increase in earnings, cash flows, liquidity and credit metrics for AngloGold Ashanti. The stable outlook reflects S&P’s expectation that AngloGold Ashanti can maintain core credit metrics at the higher end of their intermediate category.

AngloGold Ashanti Holdings plc announces issuance of a notice for the conditional redemption of all of its outstanding 8.5% notes due 2020 – On 28 June 2016 AngloGold Ashanti Holdings plc (the “Company”) announced that it had issued a notice for the conditional redemption (subject to the satisfaction or waiver of the condition described below) of all of its outstanding 8.5% Notes due 2020 (the “Notes”).

Under the notice, the redemption of the Notes was conditioned upon the receipt by the Company of borrowings under the Company’s $1,000,000,000 revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date was 1 August 2016.

The notes were redeemed at a redemption price equal to 106.375% of the principal amount of the Notes to be redeemed, plus additional amounts, plus accrued and unpaid interest to the date of the redemption. The Notes were redeemed in full.

18.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 15 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America – which was sold effective 3 August 2015). The following is condensed consolidating financial information for the Company as of 30 June 2016 and 2015, 31 December 2015 and for the six months ended 30 June 2016 and 2015, and for the year ended 31 December 2015 with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

25

Condensed consolidating statements of income for the six months ended 30 June 2016

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	549	1	1,491	-	2,041

Gold income	544	-	1,438	(22)	1,960
Cost of sales	(440)	-	(1,061)	-	(1,501)
Loss on non-hedge derivatives and other commodity contracts	-	-	(30)	-	(30)

Gross profit	104	-	347	(22)	429

Corporate administration, marketing and other expenses	(5)	(1)	(3)	(20)	(29)
Exploration and evaluation costs	(6)	-	(55)	-	(61)
Other operating expenses	(3)	-	(43)	-	(46)
Special items	3	(2)	34	(41)	(6)

Operating profit (loss)	93	(3)	280	(83)	287

Interest received	3	1	7	-	11
Exchange gain (loss)	1	(1)	(23)	(60)	(83)
Finance costs and unwinding of obligations	(10)	(73)	(14)	-	(97)
Fair value adjustment on $1.25bn bonds	-	(25)	-	-	(25)
Share of associates and joint ventures’ (loss) profit	(8)	9	19	(1)	19
Equity (loss) gain in subsidiaries	(3)	230	-	(227)	-

Profit before taxation	76	138	269	(371)	112
Taxation	(12)	-	(38)	(1)	(51)

Profit after taxation from continuing operations	64	138	231	(372)	61
Preferred stock dividends	(11)	-	(11)	22	-

Profit for the period	53	138	220	(350)	61

Allocated as follows:
Equity shareholders
- Continuing operations	53	138	211	(350)	52
Non-controlling interests
- Continuing operations	-	-	9	-	9

	53	138	220	(350)	61

Comprehensive income	190	148	269	(408)	199
Comprehensive income attributable to non-controlling interests	-	-	(9)	-	(9)

Comprehensive income attributable to AngloGold Ashanti	190	148	260	(408)	190

26

Condensed consolidating statements of income for the six months ended 30 June 2015

US Dollar million	AngloGold		IOMco	Other
	Ashanti			subsidiaries
					Consolidation
	(the		(the	(the “Non-	adjustments		Total
	“Guarantor”)		“Issuer”)	Guarantor Subsidiaries”)

Revenue	565		1	1,561	-		2,127

Gold income	552		-	1,519	(25)		2,046
Cost of sales	(506)		-	(1,146)	-		(1,652)
Gain on non-hedge derivatives and other commodity contracts	-		-	(3)	-		(3)

Gross profit	46		-	370	(25)		391

Corporate administration, marketing and other expenses	(13)		(9)	(9)	(15)		(46)
Exploration and evaluation costs	(8)		-	(51)	-		(59)
Other operating expenses	(5)		-	(38)	-		(43)
Special items	(118)	(1)	(18)	55	85	(1)	4

Operating (loss) profit	(98)		(27)	327	45		247

Interest received	3		1	10	-		14
Exchange loss	(1)		-	(20)	-		(21)
Finance costs and unwinding of obligations	(10)		(106)	(15)	-		(131)
Fair value adjustment on $1.25bn bonds	-		(66)	-	-		(66)
Share of associates and joint ventures’ profit	-		-	59	-		59
Equity (loss) gain in subsidiaries	(30)	(1)	140	-	(110)	(1)	-

(Loss) profit before taxation	(136)		(58)	361	(65)		102
Taxation	5		(1)	(119)	-		(115)

(Loss) profit after taxation from continuing operations	(131)		(59)	242	(65)		(13)
Discontinued operations
Loss from discontinued operations	-		-	(120)	-		(120)

(Loss) profit after discontinued operations	(131)		(59)	122	(65)		(133)
Preferred stock dividends	(12)		-	(13)	25		-

(Loss) profit for the period	(143)		(59)	109	(40)		(133)

Allocated as follows:
Equity shareholders
- Continuing operations	(143)		(59)	219	(40)		(23)
- Discontinued operations	-		-	(120)	-		(120)
Non-controlling interests
- Continuing operations	-		-	10	-		10

	(143)		(59)	109	(40)		(133)

Comprehensive (loss) income	(232)		(78)	111	(23)		(222)
Comprehensive income attributable to non-controlling interests	-		-	(10)	-		(10)

Comprehensive (loss) income attributable to AngloGold Ashanti	(232)		(78)	101	(23)		(232)

(1)	Has been reclassified to reflect the current presentation of the impairment of the Company’s investment held in CC&V during the second quarter of 2015.

27

Condensed consolidating statements of income for the year ended 31 December 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,091	2	3,081	-	4,174

Gold income	1,063	-	2,991	(39)	4,015
Cost of sales	(995)	-	(2,299)	-	(3,294)
Gain on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)

Gross profit	68	-	685	(39)	714

Corporate administration, marketing and other income (expenses)	3	(15)	(15)	(51)	(78)
Exploration and evaluation costs	(16)	-	(116)	-	(132)
Other operating expenses	(17)	-	(79)	-	(96)
Special items	(132)	(436)	65	432	(71)

Operating (loss) income	(94)	(451)	540	342	337

Interest received	6	2	20	-	28
Exchange loss	(1)	(1)	(15)	-	(17)
Finance costs and unwinding of obligations	(21)	(196)	(28)	-	(245)
Fair value adjustment on $1.25bn bonds	-	66	-	-	66
Share of associates and joint ventures’ income	11	1	77	(1)	88
Equity (loss) gain in subsidiaries	(26)	140	-	(114)	-

(Loss) income before taxation	(125)	(439)	594	227	257
Taxation	59	(1)	(269)	-	(211)

(Loss) income after taxation from continuing operations	(66)	(440)	325	227	46
Discontinued operations
Loss from discontinued operations	-	-	(116)	-	(116)

(Loss) income after discontinued operations	(66)	(440)	209	227	(70)
Preferred stock dividends	(19)	-	(20)	39	-

(Loss) income for the period	(85)	(440)	189	266	(70)

Allocated as follows:
Equity shareholders
- Continuing operations	(85)	(440)	290	266	31
- Discontinued operations	-	-	(116)	-	(116)
Non-controlling interests
- Continuing operations	-	-	15	-	15

	(85)	(440)	189	266	(70)

Comprehensive (loss) income	(448)	(477)	142	350	(433)
Comprehensive income attributable to non-controlling interests	-	-	(15)	-	(15)

Comprehensive (loss) income attributable to AngloGold Ashanti	(448)	(477)	127	350	(448)

28

Condensed consolidating statement of financial position as at 30 June 2016

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,077	-	2,995	-	4,072
Intangible assets	4	-	149	(2)	151
Investments in associates and joint ventures	2,111	3,676	1,345	(5,643)	1,489
Other investments	2	3	125	(2)	128
Inventories	-	-	94	-	94
Trade and other receivables	-	5	17	-	22
Derivatives			1		1
Deferred taxation	-	-	21	-	21
Cash restricted for use	-	-	34	-	34
Other non-current assets	15	-	-	-	15

	3,209	3,684	4,781	(5,647)	6,027

Current Assets
Other investments	-	3	-	-	3
Inventories, trade and other receivables, intergroup balances	432	839	1,171	(1,531)	911
Cash restricted for use	1	-	21	-	22
Cash and cash equivalents	30	238	202	-	470

	463	1,080	1,394	(1,531)	1,406

Total assets	3,672	4,764	6,175	(7,178)	7,433

EQUITY AND LIABILITIES
Share capital and premium	7,103	6,114	824	(6,938)	7,103
(Accumulated losses) retained earnings and other reserves	(4,473)	(3,783)	960	2,823	(4,473)

Shareholders’ equity	2,630	2,331	1,784	(4,115)	2,630
Non-controlling interests	-	-	40	-	40

Total equity	2,630	2,331	1,824	(4,115)	2,670

Non-current liabilities	410	1,754	1,417	-	3,581
Current liabilities including intergroup balances	632	679	2,934	(3,063)	1,182

Total liabilities	1,042	2,433	4,351	(3,063)	4,763

Total equity and liabilities	3,672	4,764	6,175	(7,178)	7,433

29

Condensed consolidating statement of financial position as at 30 June 2015

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non- Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,267	-	3,186	-	4,453
Intangible assets	19	-	171	(2)	188
Investments in associates and joint ventures	2,169	3,708	1,341	(5,754)	1,464
Other investments	2	4	116	(2)	120
Inventories	-	-	103	-	103
Trade and other receivables	-	-	19	-	19
Deferred taxation	-	-	5	-	5
Cash restricted for use	-	-	35	-	35
Other non-current assets	30	-	-	-	30

	3,487	3,712	4,976	(5,758)	6,417

Current Assets
Other investments	-	2	-	-	2
Inventories, trade and other receivables, intergroup balances	485	2,042	993	(2,592)	928
Cash restricted for use	1	4	17	-	22
Cash and cash equivalents	36	241	182	-	459

	522	2,289	1,192	(2,592)	1,411
Non-current assets held for sale	-	-	989	-	989

	522	2,289	2,181	(2,592)	2,400

Total assets	4,009	6,001	7,157	(8,350)	8,817

EQUITY AND LIABILITIES
Share capital and premium	7,058	6,108	824	(6,932)	7,058
(Accumulated losses) retained earnings and other reserves	(4,430)	(3,571)	1,041	2,530	(4,430)

Shareholders’ equity	2,628	2,537	1,865	(4,402)	2,628
Non-controlling interests	-	-	33	-	33

Total equity	2,628	2,537	1,898	(4,402)	2,661

Non-current liabilities	633	3,336	1,315	-	5,284
Current liabilities including intergroup balances	748	128	3,745	(3,948)	673
Non-current liabilities held for sale	-	-	199	-	199

Total liabilities	1,381	3,464	5,259	(3,948)	6,156

Total equity and liabilities	4,009	6,001	7,157	(8,350)	8,817

30

Condensed consolidating statement of financial position as at 31 December 2015

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

ASSETS
Non-current assets
Tangible assets	1,030	-	3,028	-	4,058
Intangible assets	8	-	155	(2)	161
Investments in associates and joint ventures	2,002	3,627	1,338	(5,502)	1,465
Other investments	1	3	89	(2)	91
Inventories	-	-	90	-	90
Trade and other receivables	-	-	13	-	13
Deferred taxation	-	-	1	-	1
Cash restricted for use	-	-	37	-	37
Other non-current assets	18	-	-	-	18

	3,059	3,630	4,751	(5,506)	5,934

Current Assets
Other investments	-	1	-	-	1
Inventories, trade and other receivables, intergroup balances	401	921	1,076	(1,556)	842
Cash restricted for use	1	2	20	-	23
Cash and cash equivalents	19	222	243	-	484

	421	1,146	1,339	(1,556)	1,350

Total assets	3,480	4,776	6,090	(7,062)	7,284

EQUITY AND LIABILITIES
Share capital and premium	7,066	6,108	824	(6,932)	7,066
(Accumulated losses) retained earnings and other reserves	(4,636)	(3,903)	895	3,008	(4,636)

Shareholders’ equity	2,430	2,205	1,719	(3,924)	2,430
Non-controlling interests	-	-	37	-	37

Total equity	2,430	2,205	1,756	(3,924)	2,467

Non-current liabilities	428	2,427	1,255	-	4,110
Current liabilities including intergroup balances	622	144	3,079	(3,138)	707

Total liabilities	1,050	2,571	4,334	(3,138)	4,817

Total equity and liabilities	3,480	4,776	6,090	(7,062)	7,284

31

Condensed consolidating statements of cash flows for the six months ended 30 June 2016

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	133	(3)	505	(37)	598
Net movement in intergroup receivables and payables	14	112	(150)	24	-
Dividends received from joint ventures	-	5	-	-	5
Taxation refund	-	-	3	-	3
Taxation paid	(1)	-	(129)	-	(130)

Net cash inflow from operating activities	146	114	229	(13)	476

Cash flows from investing activities
Capital expenditure	(72)	-	(205)	-	(277)
Expenditure on intangible assets	(1)	-	(1)	-	(2)
Proceeds from disposal of tangible assets	-	-	2	-	2
Other investments acquired	-	-	(41)	-	(41)
Proceeds from disposal of other investments	-	-	33	-	33
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(2)	(1)	-	(3)
Acquisition of subsidiary and loan	(6)	-	-	6	-
Decrease in cash restricted for use	-	-	5	-	5
Interest received	1	1	7	-	9

Net cash outflow from investing activities	(78)	(1)	(204)	6	(277)

Cash flows from financing activities
Proceeds from issue of share capital	-	6	-	(6)	-
Proceeds from borrowings	43	-	158	-	201
Repayment of borrowings	(96)	(200)	(33)	-	(329)
Finance costs paid	(6)	(71)	(7)	-	(84)
Dividends paid	-	-	(6)	-	(6)
Intergroup dividends received (paid)	-	168	(168)	-	-

Net cash outflow from financing activities	(59)	(97)	(56)	(6)	(218)

Net increase (decrease) in cash and cash equivalents	9	16	(31)	(13)	(19)
Translation	2	-	(10)	13	5
Cash and cash equivalents at beginning of period	19	222	243	-	484

Cash and cash equivalents at end of period	30	238	202	-	470

32

Condensed consolidating statements of cash flows for the six months 30 June 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	60	(6)	525	35	614
Net movement in intergroup receivables and payables	33	(126)	90	3	-
Dividends received from joint ventures	-	29	-	-	29
Taxation refund	-	-	-	-	-
Taxation paid	(5)	(1)	(105)	-	(111)

Net cash inflow (outflow) from operating activities from	88	(104)	510	38	532
Net cash outflow from operating activities from discontinued	-	-	(19)	-	(19)

Net cash inflow (outflow) from operating activities	88	(104)	491	38	513

Cash flows from investing activities
Capital expenditure	(89)	-	(224)	-	(313)
Proceeds from disposal of tangible assets	-	-	3	-	3
Other investments acquired	-	-	(55)	-	(55)
Proceeds from disposal of other investments	1	-	47	-	48
Investments in associates and joint ventures	-	-	(6)	-	(6)
Net loans advanced to by associates and joint ventures	-	(3)	-	-	(3)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
Decrease in cash restricted for use	-	(4)	(4)	-	(8)
Interest received	3	2	8	-	13

Net cash outflow from investing activities from continuing	(85)	(6)	(232)	-	(323)
Net cash outflow from investing activities from discontinued	-	-	(49)	-	(49)

Net cash outflow from investing activities	(85)	(6)	(281)	-	(372)

Cash flows from financing activities
Proceeds from borrowings	90	100	-	-	190
Repayment of borrowings	(100)	(45)	(67)	-	(212)
Finance costs paid	(7)	(104)	(8)	-	(119)
Dividends paid	-	-	(4)	-	(4)
Intergroup dividends received (paid)	-	140	(140)	-	-

Net cash (outflow) inflow from financing activities from	(17)	91	(219)	-	(145)
Net cash outflow from financing activities from discontinued	-	-	(1)	-	(1)

Net cash (outflow) inflow from financing activities	(17)	91	(220)	-	(146)

Net decrease in cash and cash equivalents	(14)	(19)	(10)	38	(5)
Translation	(2)	-	36	(38)	(4)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	36	241	182	-	459

33

Condensed consolidating statements of cash flows for the year ended 31 December 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used by) operations	44	(364)	1,115	455	1,250
Net movement in intergroup receivables and payables	131	1,036	(833)	(334)	-
Dividends received from joint ventures	-	57	-	-	57
Taxation refund	12	-	9	-	21
Taxation paid	(5)	(1)	(178)	-	(184)

Net cash inflow from operating activities from continuing	182	728	113	121	1,144
Net cash outflow from operating activities from discontinued	-	-	(5)	-	(5)

Net cash inflow from operating activities	182	728	108	121	1,139

Cash flows from investing activities
Capital expenditure	(194)	-	(470)	-	(664)
Expenditure on intangible assets	(2)	-	(1)	-	(3)
Proceeds from disposal of tangible assets	-	-	6	-	6
Other investments acquired	-	-	(86)	-	(86)
Proceeds from disposal of other investments	1	-	80	-	81
Investments in associates and joint ventures	-	-	(11)	-	(11)
Proceeds from disposal of associates and joint ventures	1	-	-	-	1
Net loans repaid by (advanced) to associates and joint ventures	2	(5)	-	-	(3)
Net proceeds from disposal of subsidiaries and investments	-	-	812	-	812
Cash in subsidiary disposed and tranfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(2)	(15)	-	(17)
Interest received	6	3	16	-	25

Net cash (outflow) inflow from investing activities from continuing	(186)	(5)	330	-	139
Net cash outflow from investing activities from discontinued	-	-	(59)	-	(59)

Net cash (outflow) inflow from investing activities	(186)	(5)	271	-	80

Cash flows from financing activities
Proceeds from borrowings	120	300	1	-	421
Repayment of borrowings	(127)	(1,024)	(137)	-	(1,288)
Finance costs paid	(14)	(223)	(14)	-	(251)
Bond settlement premium, RCF and bond transaction costs	-	(61)	-	-	(61)
Dividends paid	-	-	(5)	-	(5)
Intergroup dividends received (paid)	-	247	(247)	-	-

Net cash outflow from financing activities from continuing	(21)	(761)	(402)	-	(1,184)
Net cash outflow from financing activities from discontinued	-	-	(2)	-	(2)

Net cash outflow from financing activities	(21)	(761)	(404)	-	(1,186)

Net decrease in cash and cash equivalents	(25)	(38)	(25)	121	33
Translation	(8)	-	112	(121)	(17)
Cash and cash equivalents at beginning of year	52	260	156	-	468

Cash and cash equivalents at end of year	19	222	243	-	484

By order of the Board

SM PITYANA	S VENKATAKRISHNAN	KC RAMON
Chairman	Chief Executive Officer	Chief Financial Officer

12 August 2016

34

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs “, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs , total cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received - continuing operations

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial
Gold income (note 2)	1,960	2,046	4,015
Adjusted for non-controlling interests	(41)	(34)	(61)
	1,919	2,012	3,954
Realised gain on other commodity contracts	9	9	17
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	199	264	474
Attributable gold income including realised non-hedge derivatives	2,127	2,285	4,445
Attributable gold sold - oz (000)	1,740	1,897	3,838
Price received per unit - $/oz	1,222	1,204	1,158

Rounding of figures may result in computational discrepancies.

35

B	All-in sustaining costs and All-in costs[1] - continuing operations

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Unaudited	Unaudited	Unaudited

	US Dollar million / Imperial

Cost of sales (note 3)	1,501	1,652	3,294
Amortisation of tangible and intangible assets (note 3)	(363)	(371)	(777)
Adjusted for decommissioning amortisation	4	6	13
Corporate administration and marketing related to current operations	28	45	78
Associates and joint ventures’ share of costs	133	137	270
Inventory writedown to net realisable value and other stockpile adjustments	1	6	12
Sustaining exploration and study costs	36	28	62
Total sustaining capex	273	293	629

All-in sustaining costs	1,613	1,797	3,581
Adjusted for non-controlling interests and non -gold producing companies	(27)	(35)	(64)

All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,586	1,762	3,517
Adjusted for stockpile write-offs	(1)	(8)	(23)

All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,585	1,754	3,494

All-in sustaining costs	1,613	1,797	3,581
Non-sustaining project capital expenditure	44	85	169
Technology improvements	5	7	16
Non-sustaining exploration and study costs	23	22	62
Care and maintenance (note 4)	37	35	67
Corporate and social responsibility costs not related to current operations	10	9	26

All-in costs	1,732	1,956	3,921
Adjusted for non-controlling interests and non -gold producing companies	(23)	(31)	(55)

All-in costs adjusted for non-controlling interests and non-gold producing companies	1,709	1,925	3,866
Adjusted for stockpile write-offs	(1)	(8)	(23)

All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,708	1,917	3,843

Gold sold - oz (000)	1,740	1,897	3,838

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	911	924	910
All-in cost per unit (excluding stockpile write-offs) - $/oz	982	1,010	1,001
[1] Refer to note F Summary of Operations by Mine

C	Total cash costs [2] - continuing operations

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Unaudited	Unaudited	Unaudited

	US Dollar million / Imperial

Cost of sales (note 3)	1,501	1,652	3,294
Inventory change	7	(19)	(23)
Amortisation of intangible assets	(14)	(21)	(40)
Amortisation of tangible assets	(349)	(350)	(737)
Rehabilitation and other non-cash costs	(28)	(9)	10
Retrenchment costs	(5)	(7)	(11)

Net cash operating costs (note 3)	1,112	1,246	2,493
Adjusted for non-controlling interests, non-gold producing companies and other	(18)	(24)	(42)
Associates and joint ventures’ share of total cash costs	133	137	267

Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,227	1,359	2,718

Gold produced - oz (000)	1,738	1,872	3,818
Total cash cost per unit - $/oz	706	726	712

[2] Refer to note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

36

D	Adjusted EBITDA (1) - continuing operations

	Six months ended		Year ended
	Jun 2016	Jun 2015	Dec 2015
	Unaudited	Unaudited	Unaudited

	US Dollar million

Profit on ordinary activities before taxation	112	102	257
Add back :
Finance costs and unwinding of obligations	97	131	245
Interest received	(11)	(14)	(28)
Amortisation of tangible and intangible assets (note 3)	363	371	777

Adjustments :
Exchange loss	83	21	17
Fair value adjustment on $1.25bn bonds	25	66	(66)
Impairment of assets	-	5	14
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	-	6	10
Retrenchments and restructuring costs mainly at Obuasi	42	44	81
Net loss (profit) on disposal of assets	2	-	(1)
Loss on unrealised non-hedge derivatives and other commodity contracts	30	3	7
Repurchase premium on part settlement of $1.25bn bonds	-	-	61
Associates and joint ventures’ net exceptional expense	(19)	-	(9)
Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other	57	60	107

Adjusted EBITDA	781	793	1,472

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt

	As at Jun 2016	As at Jun 2015	As at Dec 2015
	Unaudited	Unaudited	Unaudited

	US Dollar million

Borrowings - long-term portion	2,046	3,651	2,637
Borrowings - short-term portion	608	79	100

Total borrowings	2,654	3,730	2,737
Corporate office lease	(16)	(20)	(15)
Unamortised portion of the convertible and rated bonds	20	23	21
Fair value adjustment on $1.25bn bonds	(34)	(141)	(9)
Cash restricted for use	(56)	(57)	(60)
Cash and cash equivalents	(470)	(459)	(484)

Net debt	2,098	3,076	2,190

Rounding of figures may result in computational discrepancies.

37

F Summary of Operations by Mine

For the six months ended 30 June 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	66	118	184	119	95	214	82	-	480	(1)
Amortisation of tangible and intangible assets	(11)	(25)	(35)	(27)	(14)	(41)	(7)	-	(83)	(3)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	1	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	28
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	7	17	24	24	10	34	4	2	64	1
Amortisation relating to inventory	-	-	-	-	-	-	(1)	-	(1)	1
All-in sustaining costs	62	110	173	116	91	207	78	3	461	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	62	110	173	116	91	207	78	3	461	29
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	62	110	173	116	91	207	78	3	461	28

All-in sustaining costs	62	110	173	116	91	207	78	3	461	25
Non-sustaining Project capex	-	1	1	11	-	11	-	-	12	(1)
Technology improvements	-	-	-	-	-	-	-	6	6	(1)
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	2
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	4
All-in costs	62	111	174	127	91	218	78	9	479	29
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	5
All-in costs adjusted for non-controlling interests and non-gold producing companies	62	111	174	127	91	218	78	9	479	34
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	62	111	174	127	91	218	78	9	479	33

Gold sold - oz (000)(3)	47	126	172	129	85	214	93	5	485	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,337	883	1,006	893	1,070	963	841	-	958	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,337	888	1,010	977	1,070	1,014	841	-	994	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

38

For the six months ended 30 June 2016

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	66	118	184	119	95	214	82	-	480	(1)
Inventory change	-	1	1	-	-	-	(1)	-	-	1
Amortisation of intangible assets	-	(1)	(1)	(1)	(1)	(2)	-	-	(3)	(2)
Amortisation of tangible assets	(10)	(24)	(34)	(26)	(13)	(39)	(7)	-	(80)	(2)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(2)	(1)	(3)	-	-	(5)	1
Retrenchment costs	(1)	(1)	(2)	-	(1)	(1)	-	-	(3)	(1)
Net cash operating costs	54	92	146	90	79	169	74	-	389	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	4
Total cash costs adjusted for non-controlling interests and non-gold producing companies	54	92	146	90	79	169	74	-	389	-

Gold produced - oz (000)(3)	47	126	173	129	85	214	93	5	486	-

Total cash costs per unit - $/oz(4)	1,154	728	843	692	930	786	797	-	809	-

39

For the six months ended 30 June 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	106	2	123	-	-	196	1	428
Amortisation of tangible and intangible assets	-	(10)	-	(15)	-	-	(84)	(1)	(110)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	1	1	2
Associates and equity accounted joint ventures’ share of costs(2)	92	-	-	-	13	30	-	(1)	134
Sustaining exploration and study costs	-	-	-	2	-	-	15	1	18
Total sustaining capital expenditure	12	2	-	17	-	1	46	1	79
All-in sustaining costs	104	98	2	127	13	31	174	2	551
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(19)	-	-	-	-	(19)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	104	98	2	108	13	31	174	2	532
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	104	98	2	108	13	31	174	2	532

All-in sustaining costs	104	98	2	127	13	31	174	2	551
Non-sustaining Project capex	25	-	5	3	-	-	-	-	33
Non-sustaining exploration and study costs	1	-	3	-	-	-	-	-	4
Care and maintenance costs	-	-	37	-	-	-	-	-	37
All-in costs	130	98	47	130	13	31	174	2	625
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(20)	-	-	-	-	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	130	98	47	110	13	31	174	2	605
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	130	98	47	110	13	31	174	2	605

Gold sold - oz (000)(3)	115	102	1	131	12	35	230	-	627

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	900	962	1,043	831	1,079	870	765	-	848
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,126	962	31,889	850	1,079	870	765	-	964

40

For the six months ended 30 June 2016

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	-	106	2	123	-	-	196	1	428
Inventory change	-	(2)	-	(2)	-	-	3	1	-
Amortisation of intangible assets	-	-	-	-	-	-	-	(1)	(1)
Amortisation of tangible assets	-	(10)	-	(15)	-	-	(84)	1	(108)
Rehabilitation and other non-cash costs	-	(2)	(2)	(1)	-	-	(2)	(2)	(9)
Net cash operating costs	-	92	-	105	-	-	113	-	310
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(16)	-	-	-	-	(16)
Associates and equity accounted joint ventures’ share of total cash costs(2)	91	-	-	-	12	30	-	-	133
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	92	-	89	12	30	113	-	427

Gold produced - oz (000) (3)	114	99	3	126	13	36	229	-	620

Total cash costs per unit - $/oz(4)	802	931	79	706	965	826	496	-	690

41

For the six months ended 30 June 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	112	132	9	253	114	162	63	2	341
Amortisation of tangible and intangible assets	(12)	(31)	(5)	(48)	(34)	(60)	(25)	-	(119)
Adjusted for decommissioning amortisation	-	1	-	1	1	-	-	-	1
Sustaining exploration and study costs	-	6	3	9	1	2	3	3	9
Total sustaining capital expenditure	14	24	1	39	19	52	20	(1)	90
All-in sustaining costs	114	132	8	254	101	156	61	4	322
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(8)	-	-	(4)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	114	132	8	254	93	156	61	-	310
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	114	132	8	254	93	156	61	-	310

All-in sustaining costs	114	132	8	254	101	156	61	4	322
Non-sustaining exploration and study costs	-	-	3	3	-	1	-	13	14
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	5	1	-	6
All-in costs	114	132	11	257	101	162	62	17	342
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(8)	-	-	-	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	114	132	11	257	93	162	62	17	334
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	114	132	11	257	93	162	62	17	334

Gold sold - oz (000)(3)	114	140	-	253	129	189	64	-	381

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,010	937	-	1,018	720	831	942	-	816
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,010	937	-	1,029	721	859	966	-	884

42

For the six months ended 30 June 2016

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	112	132	9	253	114	162	63	2	341
Inventory change	(1)	(1)	-	(2)	7	1	-	-	8
Amortisation of intangible assets	-	-	-	-	-	(6)	(2)	-	(8)
Amortisation of tangible assets	(12)	(31)	(5)	(48)	(34)	(54)	(23)	-	(111)
Rehabilitation and other non-cash costs	(2)	(3)	-	(5)	(6)	(2)	(1)	(1)	(10)
Retrenchment costs	-	-	-	-	(1)	(1)	-	1	(1)
Net cash operating costs	97	97	4	198	80	100	37	2	219
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(6)	-	-	-	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	97	97	4	198	74	100	37	2	213

Gold produced - oz (000) (3)	113	137	-	251	136	188	64	-	388

Total cash costs per unit - $/oz(4)	858	704	-	806	543	531	584	-	549

43

For the six months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	78	134	212	126	119	245	101	(1)	557	(2)
Amortisation of tangible and intangible assets	(13)	(26)	(39)	(27)	(22)	(49)	(9)	-	(97)	(4)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	44
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	(3)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	-
Total sustaining capital expenditure	10	20	31	29	13	42	7	3	82	1
All-in sustaining costs	75	128	204	128	110	238	99	3	543	35
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	75	128	204	128	110	238	99	3	543	38
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	128	204	128	110	238	99	2	542	39

All-in sustaining costs	75	128	204	128	110	238	99	3	543	35
Non-sustaining Project capex	-	1	1	13	-	13	-	-	14	-
Technology improvements	-	-	-	-	-	-	-	7	7	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	5
All-in costs	75	129	205	141	110	251	99	10	564	40
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	3
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	129	205	141	110	251	99	10	564	43
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	129	205	141	110	251	99	9	563	44

Gold sold - oz (000)(3)	62	129	191	103	104	207	96	6	500	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,201	996	1,063	1,239	1,060	1,149	1,028	-	1,097	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,201	1,004	1,068	1,370	1,060	1,214	1,028	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.

44

For the six months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	78	134	212	126	119	245	101	(1)	557	(2)
Amortisation of intangible assets	(1)	(3)	(4)	(2)	(3)	(5)	(2)	2	(9)	(3)
Amortisation of tangible assets	(12)	(23)	(35)	(25)	(19)	(44)	(8)	(1)	(88)	(3)
Rehabilitation and other non-cash costs	(2)	(4)	(6)	(3)	(3)	(6)	(2)	1	(13)	-
Retrenchment costs	(1)	(2)	(3)	(1)	(1)	(2)	-	-	(5)	-
Net cash operating costs	62	102	164	95	93	188	89	1	442	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	3
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	62	102	164	95	93	188	89	1	442	(5)

Gold produced - oz (000) (3)	62	129	191	103	104	207	97	5	500	-

Total cash costs per unit - $/oz(4)	993	797	861	921	899	910	925	-	894	-

45

For the six months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	108	34	152	-	-	-	200	-	494
Amortisation of tangible and intangible assets	-	(13)	(10)	(13)	-	-	-	(67)	(2)	(105)
Adjusted for decommissioning amortisation	-	-	2	1	-	-	-	1	-	4
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	87	-	-	-	20	29	-	-	4	140
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	10	4	-	-	-	1	-	15
Total sustaining capital expenditure	3	7	1	11	4	1	-	50	1	78
All-in sustaining costs	90	104	37	155	24	30	-	185	4	629
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(23)	-	-	-	-	-	(23)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	90	104	37	132	24	30	-	185	4	606
Adjusted for stockpile write-offs	-	(5)	-	-	-	-	-	-	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	90	99	37	132	24	30	-	185	4	601

All-in sustaining costs	90	104	37	155	24	30	-	185	4	629
Non-sustaining Project capex	58	-	10	-	-	(2)	-	-	(1)	65
Non-sustaining exploration and study costs	1	-	-	-	-	-	-	-	-	1
Care and maintenance costs	-	-	35	-	-	-	-	-	-	35
All-in costs	149	104	82	155	24	28	-	185	3	730
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(23)	-	-	-	-	-	(23)
All-in costs adjusted for non-controlling interests and non-gold producing companies	149	104	82	132	24	28	-	185	3	707
Adjusted for stockpile write-offs	-	(5)	-	-	-	-	-	-	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	149	99	82	132	24	28	-	185	3	702

Gold sold - oz (000)(3)	149	91	31	136	35	36	-	263	-	739

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	612	1,095	1,213	960	703	842	-	707	-	809
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,005	1,095	2,679	960	703	773	-	707	-	945

46

For the six months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	-	108	34	152	-	-	-	200	-	494
Inventory change	-	(4)	2	(7)	-	-	-	(10)	-	(19)
Amortisation of intangible assets	-	-	-	-	-	-	-	-	(1)	(1)
Amortisation of tangible assets	-	(13)	(10)	(13)	-	-	-	(66)	(2)	(104)
Rehabilitation and other non-cash costs	-	-	-	(2)	-	-	-	(1)	1	(2)
Net cash operating costs	-	91	26	130	-	-	-	123	(2)	368
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(20)	-	-	-	-	-	(20)
Associates and equity accounted joint ventures’ share of total cash costs(2)	87	-	-	-	20	30	-	-	-	137
Total cash costs adjusted for non-controlling interests and non-gold producing companies	87	91	26	110	20	30	-	123	(2)	485

Gold produced - oz (000) (3)	148	88	31	132	35	36	-	250	-	719

Total cash costs per unit - $/oz(4)	588	1,037	822	837	569	840	-	487	-	675

47

For the six months ended 30 June 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	124	127	11	262	115	159	68	(1)	341
Amortisation of tangible and intangible assets	(13)	(45)	(2)	(60)	(22)	(56)	(25)	(1)	(104)
Adjusted for decommissioning amortisation	-	1	1	2	1	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	2	3
Sustaining exploration and study costs	-	2	4	6	1	-	1	5	7
Total sustaining capital expenditure	15	27	-	42	34	39	17	-	90
All-in sustaining costs	126	112	14	252	129	143	61	5	338
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(10)	-	-	(5)	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	126	112	14	252	119	143	61	-	323
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	126	112	14	252	119	142	60	(1)	320

All-in sustaining costs	126	112	14	252	129	143	61	5	338
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	2	2	-	1	-	18	19
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	4	-	(1)	3
All-in costs	126	112	16	254	129	148	61	28	366
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(10)	-	-	(1)	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	126	112	16	254	119	148	61	27	355
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	126	112	16	254	119	147	60	26	352

Gold sold - oz (000)(3)	115	172	-	287	130	185	62	-	377

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,102	657	-	880	911	764	972	-	849
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,102	657	-	889	912	789	965	-	935

48

For the six months ended 30 June 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	124	127	11	262	115	159	68	(1)	341
Inventory change	(1)	(1)	-	(2)	2	-	(1)	1	2
Amortisation of intangible assets	-	-	-	-	-	(6)	(3)	1	(8)
Amortisation of tangible assets	(13)	(45)	(1)	(59)	(22)	(51)	(23)	-	(96)
Rehabilitation and other non-cash costs	-	(1)	(1)	(2)	(1)	7	2	-	8
Retrenchment costs	-	-	-	-	(1)	(1)	-	-	(2)
Net cash operating costs	110	80	9	199	93	108	43	1	245
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	-	-	-	(7)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	110	80	9	199	86	108	43	1	238

Gold produced - oz (000) (3)	115	167	-	282	135	181	61	-	377

Total cash costs per unit - $/oz(4)	958	476	-	703	641	598	714	-	632

49

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	148	260	408	251	230	481	194	-	1,083	(2)
Amortisation of tangible and intangible assets	(24)	(47)	(71)	(53)	(40)	(93)	(17)	-	(181)	(9)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	77
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	(1)
Total sustaining capital expenditure	21	46	66	59	28	87	17	8	178	3
All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	145	259	403	257	218	475	194	9	1,081	76
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	259	403	257	218	475	194	8	1,080	76

All-in sustaining costs	145	259	403	257	218	475	194	9	1,081	68
Non-sustaining Project capex	-	2	2	26	-	26	-	-	28	-
Technology improvements	-	-	-	-	-	-	-	15	15	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	11
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	17
All-in costs	145	261	405	283	218	501	194	24	1,124	96
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	8
All-in costs adjusted for non-controlling interests and non-gold producing companies	145	261	405	283	218	501	194	24	1,124	104
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	145	261	405	283	218	501	194	23	1,123	104

Gold sold - oz (000)(3)	118	254	371	219	209	428	193	13	1,005	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,226	1,018	1,084	1,170	1,044	1,108	1,006	-	1,088	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,226	1,024	1,088	1,290	1,044	1,170	1,006	-	1,131	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.

50

For the year ended 31 December 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	148	260	408	251	230	481	194	-	1,083	(2)
Inventory change	-	-	-	-	-	-	-	-	-	(1)
Amortisation of intangible assets	(2)	(5)	(7)	(4)	(5)	(9)	(2)	1	(17)	(3)
Amortisation of tangible assets	(22)	(42)	(64)	(49)	(35)	(84)	(15)	(1)	(164)	(5)
Rehabilitation and other non-cash costs	(3)	(8)	(11)	(5)	(4)	(9)	(1)	-	(21)	2
Retrenchment costs	(2)	(3)	(4)	(2)	(1)	(3)	-	-	(7)	-
Net cash operating costs	119	202	322	191	185	376	176	-	874	(9)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	8
Total cash costs adjusted for non-controlling interests and non-gold producing companies	119	202	322	191	185	376	176	-	874	(1)

Gold produced - oz (000) (3)	117	254	371	219	209	428	193	12	1,004	-

Total cash costs per unit - $/oz(4)	1,014	798	867	874	883	879	912	-	881	-
		`

51

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	219	64	280	-	-	-	404	2	969
Amortisation of tangible and intangible assets	-	(32)	(22)	(26)	-	-	-	(148)	(2)	(230)
Adjusted for decommissioning amortisation	-	-	4	2	-	-	-	3	-	9
Associates and equity accounted joint ventures’ share of costs(2)	179	-	-	-	35	56	-	-	-	270
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	2	-	-	3	-	7
Sustaining exploration and study costs	-	1	16	6	-	-	-	7	1	31
Total sustaining capital expenditure	7	15	3	29	5	4	-	116	1	180
All-in sustaining costs	186	205	65	291	42	60	-	385	2	1,236
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(44)	-	-	-	-	-	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	186	205	65	247	42	60	-	385	2	1,192
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	-	(3)	-	(17)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	186	193	65	247	40	60	-	382	2	1,175

All-in sustaining costs	186	205	65	291	42	60	-	385	2	1,236
Non-sustaining Project capex	117	-	20	-	-	(2)	-	-	-	135
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	2
Care and maintenance costs	-	-	67	-	-	-	-	-	-	67
Corporate and social responsibility costs not related to current operations	-	-	1	-	-	-	-	-	-	1
All-in costs	304	205	153	292	42	58	-	385	2	1,441
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(44)	-	-	-	-	-	(44)
All-in costs adjusted for non-controlling interests and non-gold producing companies	304	205	153	248	42	58	-	385	2	1,397
Adjusted for stockpile write-offs	-	(12)	-	-	(2)	-	-	(3)	-	(17)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	304	193	153	248	40	58	-	382	2	1,380

Gold sold - oz (000)(3)	290	190	56	256	49	69	-	531	-	1,441

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	642	1,020	1,185	965	815	886	-	717	-	815
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,051	1,020	2,750	969	815	852	-	717	-	957

52

For the year ended 31 December 2015

Operations in DRC, Ghana, Guinea, Mali and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	-	219	64	280	-	-	-	404	2	969
Inventory change	-	1	(3)	(6)	-	-	-	(6)	-	(14)
Amortisation of intangible assets	-	-	-	-	-	-	-	-	(2)	(2)
Amortisation of tangible assets	-	(32)	(22)	(26)	-	-	-	(148)	-	(228)
Rehabilitation and other non-cash costs	-	4	12	1	-	-	-	3	(1)	19
Retrenchment costs	-	-	-	(1)	-	-	-	-	-	(1)
Net cash operating costs	-	192	51	248	-	-	-	253	(1)	743
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(37)	-	-	-	-	-	(37)
Associates and equity accounted joint ventures’ share of total cash costs(2)	176	-	-	-	34	57	-	-	-	267
Total cash costs adjusted for non-controlling interests and non-gold producing companies	176	192	51	211	34	57	-	253	(1)	973

Gold produced - oz (000) (3)	289	193	53	255	49	69	-	527	-	1,435

Total cash costs per unit - $/oz(4)	609	995	966	827	698	818	-	480	-	678
		`

53

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	239	266	20	525	244	335	137	3	719
Amortisation of tangible and intangible assets	(25)	(88)	(4)	(117)	(58)	(125)	(57)	-	(240)
Adjusted for decommissioning amortisation	-	3	-	3	1	-	-	-	1
Corporate administration and marketing related to current operations	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	3	1	5
Sustaining exploration and study costs	1	8	6	15	3	2	2	9	16
Total sustaining capital expenditure	29	48	1	78	67	89	33	1	190
All-in sustaining costs	244	237	23	504	257	303	118	14	692
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	(19)	-	-	(9)	(28)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	244	237	23	504	238	303	118	5	664
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	23	504	238	302	114	5	659

All-in sustaining costs	244	237	23	504	257	303	118	14	692
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6
Non-sustaining exploration and study costs	-	-	6	6	-	2	-	41	43
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	7	-	1	8
All-in costs	244	237	29	510	257	312	118	62	749
Adjusted for non-controlling interests and non - gold producing companies(1)	-	-	-	-	(19)	-	-	-	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	244	237	29	510	238	312	118	62	730
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(4)	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	244	237	29	510	238	311	114	62	725

Gold sold - oz (000)(3)	221	354	-	575	273	423	133	-	829

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,110	671	-	873	873	712	861	-	792
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,110	671	-	884	874	733	865	-	885
		`

54

For the year ended 31 December 2015

Operations in Australia, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Cost of sales	239	266	20	525	244	335	137	3	719
Inventory change	(4)	(6)	-	(10)	4	-	(3)	1	2
Amortisation of intangible assets	-	-	(1)	(1)	-	(12)	(5)	-	(17)
Amortisation of tangible assets	(25)	(88)	(4)	(117)	(58)	(113)	(52)	-	(223)
Rehabilitation and other non-cash costs	-	(3)	(1)	(4)	(1)	10	7	(2)	14
Retrenchment costs	-	-	-	-	(1)	(2)	-	-	(3)
Net cash operating costs	210	169	14	393	188	218	84	2	492
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(14)	-	-	-	(14)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	169	14	393	174	218	84	2	478

Gold produced - oz (000) (3)	216	344	-	560	278	421	132	-	831

Total cash costs per unit - $/oz(4)	970	492	-	701	625	518	635	-	576

55

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone: +61 8 9425 4602

Fax: +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone: +233 303 772190

Fax: +233 303 778155

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

Prof LW Nkuhlu^ (Lead Independent Director)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and

Governance and Company Secretary:

ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone: +27 11 637 6031

Mobile: +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone: +27 11 637 6763

Mobile: +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone: +1 212 858 7702

Mobile: +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840) Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone: +233 302 229664

Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 30170

College Station, TX 77842-3170

United States of America

Telephone:	+1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)

E-mail: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.

Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 15, 2016	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President – Legal,
Commercial and Governance and
Company Secretary

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